8/12

08004232

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Passerlogix Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 13 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35003 FISCAL YEAR 4-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/12/08

-35003

4-30-08
AR/S

Financial Statements of

RESVERLOGIX CORP.

Years ended April 30, 2008 and 2007

KPMG

KPMG LLP
Chartered Accountants
2700-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resverlogix Corporation as at April 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
July 28, 2008

RESVERLOGIX CORP.

Consolidated Balance Sheets

April 30, 2008 and 2007

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 2,349,373	$ 543,182
Short term investments	15,664,215	12,183,765
Prepaid expenses and deposits	1,449,053	851,322
	19,462,641	13,578,269
Property and equipment (note 3)	893,971	940,526
Intellectual property and patents (note 4)	538,050	518,160
Deferred financing costs (note 5)	–	1,574,906
	$20,894,662	$16,611,861
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,423,962	$ 2,564,477
Accrued interest on debentures	770,901	483,815
	3,194,863	3,048,292
Convertible debentures (note 5)	12,210,272	14,694,289
Shareholders' equity: (note 6)		
Common shares	44,840,422	20,540,096
Convertible debentures equity component	11,229,884	1,320,428
Contributed surplus	13,545,093	6,746,518
Warrants	14,428,170	3,627,737
Deficit	(78,554,042)	(33,365,499)
	5,489,527	(1,130,720)
Nature of operations (note 1)		
Commitments (notes 4 and 8)		
	$20,894,662	$16,611,861

See accompanying notes to the consolidated financial statements.

Signed on behalf of the Board:

Signed: "William A. Cochrane" Director

Signed: "Stella Thompson" Director

RESVERLOGIX CORP.

Consolidated Statements of Operations and Comprehensive Loss

Years ended April 30, 2008 and 2007

	2008	2007
Revenue:		
Interest income	$ 1,073,851	$ 320,665
Gain on sale of short term investments	–	514
	1,073,851	321,179
Expenses:		
Research and development	14,730,065	10,598,795
General and administrative	2,911,680	2,318,244
Stock-based compensation	6,934,805	4,425,135
Interest and accretion on convertible debentures	4,582,795	909,668
Depreciation and amortization	461,329	386,317
Patent abandonment (note 4)	107,114	129,508
Foreign exchange gain	(275,769)	(305,734)
Amortization of financing costs	–	189,247
	29,452,019	18,651,180
Net loss and comprehensive loss	28,378,168	18,330,001
Net loss per common share – basic and diluted	$ 1.10	$ 0.76
Weighted average number of common shares	25,838,838	24,104,348

See accompanying notes to the consolidated financial statements.

RESVERLOGIX CORP.

Consolidated Statements of Cash Flows

Years ended April 30, 2008 and 2007

	2008	2007
Cash provided by (used in):		
Operations:		
Net loss	$(28,378,168)	$(18,330,001)
Items not involving cash:		
Stock-based compensation	6,934,805	4,425,135
Depreciation and amortization	461,329	386,317
Debenture accretion and amortization of financing costs	1,541,314	596,887
Interest expenses paid in common shares	1,877,806	–
Foreign exchange gain	(1,942,377)	(375,902)
Patent abandonment	107,114	129,508
Gain on sale of short term investments	–	(514)
	(19,398,177)	(13,168,570)
Changes in non-cash working capital:		
Prepaid expenses and deposits	(597,731)	(604,979)
Accounts payable and accrued liabilities	(111,317)	1,963,211
Accrued interest on debentures	285,064	502,028
	(19,822,161)	(11,308,310)
Financing:		
Proceeds on issue of convertible debentures (net of issue costs)	25,405,281	18,164,827
Proceeds from exercise of options and warrants	253,230	240,866
Share repurchase	–	(775,006)
	25,658,511	17,630,687
Investing:		
Short term investments	(3,460,796)	(7,927,590)
Property and equipment additions	(370,761)	(517,125)
Patent additions	(171,017)	(391,804)
Non-cash investing working capital	(27,585)	(1,842)
	(4,030,159)	(8,838,361)
Increase (decrease) in cash and cash equivalents	1,806,191	(2,515,984)
Cash and cash equivalents, beginning of year	543,182	3,059,166
Cash and cash equivalents, end of year	$ 2,349,373	$ 543,182

See accompanying notes to the consolidated financial statements.

RESVERLOGIX CORP.

Notes to the Consolidated Financial Statements

Years ended April 30, 2008 and 2007

Resverlogix Corp. and its wholly owned subsidiary, RVX Therapeutics Inc., are incorporated under the laws of Alberta. The Company's primary business activity is the research and development of various drugs to treat cardiovascular disease, Alzheimer's disease, and the treatment of cancer and fibrotic disease.

1. **Nature of operations:**

The Company is moving through the research and development stages of biopharmaceutical development. Early drug development stages such as discovery, preclinical, and lead optimization can take several years to complete. The environment of drug development is a long process, and as such the Company has not generated any commercial revenue or a customer base.

The Company has the following projects under development:

(a) NexVas™ Plaque Regression (PR):

The Company's lead technology NexVas™ PR is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) NexVas™ Vascular Inflammation (VI) / ReVas™:

The NexVas™ VI program emphasizes the involvement of chronic inflammation in the formation of atherosclerotic plaques. The focus is to identify novel small molecules that regulate pro-inflammatory mediators of atherosclerosis.

ReVas™ technology is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of cardiovascular disease, in particular restenosis.

(c) NexVas™ Alzheimer's Disease (AD):

The NexVas™AD program is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque.

(d) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

RESVERLOGIX CORP.

1. Nature of operations continued:

Research and development expenditures on these projects are as follows:

	2008	2007	Cumulative since inception
NexVas PR	$14,024,249	$ 9,351,009	$28,695,284
NexVas VI / ReVas	660,108	1,048,678	1,815,403
TGF-β Shield	45,708	199,108	735,221
	$14,730,065	$10,598,795	$31,245,908

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At April 30, 2008, the Company had $16.3 million of working capital, including $18.0 million of cash and short term investments. In June 2007, the Company raised U.S. $25.0 million through convertible debenture financing issued to certain institutional investors. Management will need to pursue financing within the next year to ensure that it has sufficient working capital to fund its development and corporate operations beyond April 30, 2009. Should the Company be unable to access adequate funding, adjustments would be necessary to assets and liabilities and revenues and expenses.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Property and equipment:

Property and equipment are recorded at cost and are depreciated on a straight-line or declining balance basis over their estimated useful lives as follows:

Assets	Method	Rate
Laboratory equipment	Declining balance	20%
Office furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	term of lease

2. Significant accounting policies (continued):

(c) Cash and cash equivalents:

Cash and cash equivalents consists of balances with the Company's bank.

(d) Short term investments:

Short term investments, consisting primarily of guaranteed investment certificates, commercial papers and bankers' acceptances, are liquid investments that are readily convertible to known amounts of cash, with maturities of less than one year. They are carried at the lower of cost plus accrued interest and market value.

(e) Research and development costs and Intellectual property:

Research and development costs are expensed in the period in which they are incurred. Development costs that meet the criteria specified by Canadian accounting standards are deferred and amortized over the life of the related project. Amounts expended on intellectual property that comprises in-process research and development is charged to operations. To date, no development costs have been deferred.

(f) Patents:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

(g) Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

(h) Convertible debentures:

The Company's convertible debentures are accounted for as a compound financial instrument and is classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. The debt component is measured at the issue date as the present value of cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the values as determined in this manner

RESVERLOGIX CORP.

2. Significant accounting policies (continued):

and the face value of the convertible debentures has been allocated to equity. Upon conversion, a portion of the debt and equity are transferred to share capital. The debt balance associated with convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of operations and comprehensive loss.

(i) Warrants:

The warrants have been valued for financial statement presentation using the Black-Scholes option pricing model with assumptions that are further described in Share Capital under note 6 of the financial statements. The value of the warrants has been deducted from the carrying value of the convertible debentures.

(j) Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. In calculating diluted per share amounts, the Company follows the treasury stock method to determine the dilutive effect of stock options and warrants. The dilutive effect is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the year. Only dilutive instruments, where market value exceeds the exercise price, impact the calculation.

(k) Stock based compensation plan:

For options or similar instruments granted to employees and non-employees after April 30, 2003, an amount equal to the fair value of the instrument on the date of grant is recorded as a charge to operations over the vesting period. The fair value of options and similar instruments is estimated on the grant date using the Black-Scholes option pricing model. Any consideration received upon exercise of the options and similar instruments together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in common shares.

(j) Foreign Exchange Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at rates of exchange prevailing on the transaction date. Income and expense items are translated at exchange rates prevailing on the transaction date. Net exchange differences arising from translation are included net in the consolidated statements of operations.

RESVERLOGIX CORP.

2. Changes in accounting policies:

Effective May 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

a) Comprehensive Income:

Section 1530, introduces a new financial statement which shows the change in equity of an enterprise during a period from transaction and other events arising from non-owner sources. The Company has not recognized any adjustment through comprehensive income for the year ended April 30, 2008.

b) Financial Instruments – recognition and measurement; disclosure and presentation

Sections 3855 and 3861, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments' classifications, changes in subsequent measurement are recognized in net income or comprehensive income.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Held-for-Trading" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in the statement of operations at each period end.

- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs of $1,574,906 as at April 30, 2007 relating to convertible notes, have been reclassified from deferred financing costs to

RESVERLOGIX CORP.

2. Changes in accounting policies (continued):

convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

c) Equity

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company's financial statements for the year ended April 30, 2008.

d) Hedges

Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the year ended April 30, 2008.

Future accounting changes:

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards (IFRS). The Company will need to begin reporting IFRS in the first quarter of the 2012 fiscal year, with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be differences on recognition, measurement and disclosures that will need to be addressed. The Company is currently assessing the impact of these standards on its financial statements.

In addition, the CICA has issued the following new Handbook Sections, which will become effective on May 1, 2008 for the Company:

- Section 3862 - *Financial Instruments – Disclosures*;
- Section 3863 - *Financial Instruments – Presentation*;
- Section 1535 - *Capital disclosures*;
- Section 3064 - *Goodwill and Intangible Assets.*

These new Sections carry forward unchanged presentation requirements of Section 3861 – *Financial Instruments – Disclosure and Presentation*; and converge with the capital disclosure-related amendments to International Accounting Standards.

Section 3862 places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed and also simplifies the disclosures about concentrations of risk, credit risk, liquidity risk and market risk currently found in Section 3861. Additional requirements include: more extensive disclosures about exposures to liquidity; currency and other price risks and an analysis of the

RESVERLOGIX CORP.

Notes to the Consolidated Financial Statements, page 7

Years ended April 30, 2008 and 2007

2. Future accounting changes (continued):

sensitivity of net income for possible changes thereto; more specific disclosures about collateral; and details of liabilities that are in default or in breach of their terms and conditions.

Section 3863 carries forward, without change, the presentation-related requirements of Section 3861.

Section 1535 requires the disclosure of: an entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and, if it has not complied, the consequences of such non-compliance.

Section 3064 replaces CICA 3062 - *Goodwill and Intangible Assets* and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed, and provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

The Company is in the process of assessing the full impact of these new Sections on its financial statement reporting.

3. Property and equipment:

2008	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 1,374,807	$ 585,526	$ 789,281
Office furniture and equipment	65,093	45,263	19,830
Computer equipment	206,689	145,664	61,025
Computer software	77,927	71,360	6,567
Leasehold improvements	463,314	446,046	17,268
	$ 2,187,830	$ 1,293,859	$ 893,971
2007			
Laboratory equipment	$ 1,048,140	$ 415,826	$ 632,314
Office furniture and equipment	61,984	34,669	27,315
Computer equipment	173,493	107,080	66,413
Computer software	76,582	63,462	13,120
Leasehold improvements	456,870	255,506	201,364
	$ 1,817,069	$ 876,543	$ 940,526

RESVERLOGIX CORP.

Notes to the Consolidated Financial Statements, page 8

Years ended April 30, 2008 and 2007

4. Intellectual property and patents:

April 30, 2008	Cost	Accumulated amortization	Net book value
Acquired property (NexVas™)	$ 818	$ 182	$ 636
Patents	743,787	99,259	644,528
Patent abandonment	(121,798)	(14,684)	(107,114)
	$ 622,807	$ 84,757	$ 538,050
April 30, 2007			
Acquired property (NexVas™)	$ 818	$ 136	$ 682
Patents	712,193	65,207	646,986
Patent abandonment	(139,423)	(9,915)	(129,508)
	$ 573,588	$ 55,428	$ 518,160

The Company has chosen to abandon two of its early patent applications after the Company received the first substantive office actions for the application. The Company chose to abandon these patent applications to pursue other patent applications that are more closely in line with the Company's current scientific objectives and business plan. The remaining unamortized costs noted in the schedule above were expensed during the years ended April 30, 2008 and 2007 respectively.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of U.S. $25,000. In addition, the Company is required to make additional payments of U.S. $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of U.S. $300,000 upon the first enrolment of a patient into a regulatory approved Phase 1 Clinical Trial for a pharmaceutical compound protected by the patent.

RESVERLOGIX CORP.

Notes to the Consolidated Financial Statements, page 9

Years ended April 30, 2008 and 2007

5. Convertible debentures:

Convertible debentures and its equity components consist of the following:

	U.S. $17 million Carrying Value	U.S. $25 million Carrying Value	Total Amount
January, 2007 debenture issuance	$ 19,928,980	$ –	$ 19,928,980
Warrants issued to debenture holders	(3,627,737)	–	(3,627,737)
Portion allocated to equity	(1,320,428)	–	(1,320,428)
Accretion of non-cash effective interest expense	407,640	–	407,640
Foreign exchange translation	(694,166)	–	(694,166)
Balance, April 30, 2007	$ 14,694,289	$ –	$ 14,694,289
June, 2007 debenture issuance	$ –	$26,630,000	$26,630,000
August, 2007 debenture amendment – accrued interest	127,649	655,411	783,060
Debenture issue costs	(1,568,212)	(2,014,474)	(3,582,686)
Warrants issued to debenture holders	–	(7,056,116)	(7,056,116)
Portion allocated to equity	–	(2,202,559)	(2,202,559)
Conversions to common shares	(12,496,900)	(4,176,999)	(16,673,899)
Accretion of non-cash effective interest expense	519,235	1,022,079	1,541,314
Foreign exchange translation	(1,033,407)	(889,724)	(1,923,131)
Balance April 30, 2008	$ 242,654	$ 11,967,618	$ 12,210,272

<u>U.S. $17,000,000 Convertible Debenture Financing</u>

The Company issued $17.0 million (U.S.) of senior secured convertible debentures on January 4, 2007 that mature on January 4, 2010, and carried a coupon rate of 8% per annum at inception paid semi-annually on July 1 and January 1 of each year. The interest rate may be increased pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum and can not be subsequently decreased. As of the year ended April 30, 2008, the remaining debentures carried an interest rate of 12%, a four percent increase from its initial rate.

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $12.07 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

The Company, at its option, can initiate a mandatory conversion of the debentures into common shares in equal one-third conversion amounts under the following conditions:

(i) Mandatory conversion of equal one-third principal amounts at 130%, 150% and 175% of the conversion price in effect after May 4, 2007 to January 4, 2008, January 5, 2008 to July 4, 2008 and July 5, 2008 to the maturity of the debt respectively.

5. Convertible debentures (continued):

(ii) Average daily trading volumes on the trading market are at least 100,000 shares for 20 consecutive trading days.

(iii) Each of the equity conditions has been satisfied during such 20 trading days and through the applicable conversion date.

The Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, if certain equity conditions are met unless otherwise waived by the debenture holder. The Company elected to pay its July 1, 2007 and January 1, 2008 semi-annual interest obligations of $532,318 U.S. with 39,515 common shares.

In circumstances where the Company's share price trades at or below the conversion price then in effect for a pre-determined period of time and the holders converts their debentures at such time, the Company is obligated to make additional payments using the interest methodology at defined in the debenture agreement at the then applicable rate on the converted amount commencing on the conversion date through to the end of the maturity date of the debenture ("Interest to Maturity"). The Company, at its election, can pay the interest in cash, common shares or some combination thereof. If the obligation is paid in shares, the formula noted in the previous paragraph will be used to determine the number of shares issued.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

As part of the issuance of the debentures 408,647 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $15.09 per share which was subsequently amended to $10.25 further described below. The exercise price is subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price.

As part of the August 31, 2007 financing amendment (see ***"Amended U.S. $25,000,000 Convertible Debenture Financing"***), the January 2007 debentures have been amended to eliminate the trading volume equity condition of $250,000 for 20 consecutive trading days preceding payment dates for interest or Interest to Maturity obligations under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants as noted above in exchange for the waiver of the trading volume related equity condition. The balance of the January 2007 notes and warrants remain unchanged from its original form.

RESVERLOGIX CORP.

5. Convertible debentures (continued):

The effect of the modification to the remaining debt value from the original U.S. $17 million convertible debenture and its related warrants was not significant to the Company's consolidated financial statements.

Amended U.S. $25,000,000 Convertible Debenture Financing

On June 7, 2007, the Company issued $25 million U.S. of convertible debentures. Effective August 31, 2007, the Company amended the terms of the $25 million U.S. June 2007 convertible debentures to eliminate the Interest to Maturity provisions which were equivalent to the January 2007 financing noted above and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total issuance of 1,058,702.

The debentures are convertible any time at the option of the holders into common shares at a conversion price of $8.76 per share, subject to certain anti-dilution adjustments which would reduce the price if the Company issues additional common shares or financial instruments that can be converted to common shares below the conversion price. The warrants' exercise price of $10.25 is also subject to the same anti-dilution adjustments as described above.

The amended agreement also provides the holders with a once monthly 5% put option of the principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if the closing bid price for common shares at the time of the put date is greater than $4.00 and the total dollar value traded on the trading market for no less than 10 of such 20 consecutive Trading Days shall be at least $250,000 ("Equity Conditions"). The monthly put options are cumulative, where the previous monthly put options are not exercised, but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest. The cumulative put in excess of the 5% monthly put option ("Excess put") can be paid in common shares and is not subject to the Equity Conditions. The first put option was available to the holders after October 31, 2007. As of the year ended April 30, 2008, no put options have been exercised by the debenture holders.

The Company at its option may, subject to certain restrictions, pay the semi-annual interest in the form of cash, common shares or some combination thereof. If the interest obligation is paid in shares, the number of common shares issued will be based on the interest obligation divided by 90% of the volume weighted average price for the 5 trading days preceding the interest payment date. The Company may elect to pay in common shares in whole or in part, only if the Equity Conditions are met, unless otherwise waived by the debenture holder. The Company elected to pay its January 1, 2008 semi-annual interest obligation of $873,826 U.S. with 58,934 common shares and $42,018 U.S. in cash.

5. Convertible debentures (continued):

The Company at its option can initiate a mandatory conversion option after June 30, 2008 which requires the holders to convert all of their debentures to common shares when the Company's share price trades over $18.00 for 20 consecutive trading days, subject to conditions as follows:

(i) Average daily volumes on the trading market are at least 100,000 shares for 20 consecutive trading days.

(ii) Each of the equity conditions has been satisfied during such 20 trading days and through the applicable conversion date.

In the event of default on the convertible debenture or upon a change of control, the holder has the option to require the Company to repurchase all or any portion of the outstanding principal at a price equal to the greater of 125% of (i) the outstanding principal, plus all accrued interest or (ii) the 5 consecutive day average closing price attributed to the underlying shares, plus all accrued interest.

The effect of the modification to the U.S. $25 million convertible debentures and the related warrants on August 31, 2007 was an increase to the convertible debentures equity component of $13.1 million, an increase to the related warrants of $3.7 million and a corresponding increase to deficit of $16.8 million within Shareholders' Equity. The modification had no significant impact of the liability portion of the convertible debentures.

The amended principal balance at August 31, 2007 for the January and June 2007 outstanding convertible debentures is U.S. $7,407,302 and U.S. $25,603,736 respectively, which includes accrued interest of U.S. $120,834 and U.S. $620,270 up to the date of the amendment.

Interest to Maturity obligations during the year were settled with 374,920 common shares which had a carrying a value of $3,092,000 U.S. The shares issued to settle this obligation are treated as an equity instrument as part of the conversion rights for financial statement presentation purposes and therefore are a discount to the corresponding debt conversion price with no corresponding carrying value in the financial statements.

Issue costs incurred in connection with the issuance of the January 2007 convertible debentures were $1,764,153 and were classified as of April 30, 2007 as deferred financing charges that were amortized over the life of the debt. As of May 1, 2007 the net book value of $1,568,212 has been reclassified from deferred financing costs to the convertible debentures as a result of adopting the new accounting standard. These costs will be taken into earnings using the effective interest method over the life of the related debt.

Issue costs incurred in connection with the issuance of the June 2007 convertible debentures were $1,988,019. Additional costs of $26,455 for the incurred to amend the financing during the quarter. These costs were recorded net of the convertible debentures and will receive similar accounting treatment as a result of adopting the new accounting standard.

5. Convertible debentures (continued):

During the year ended April 30, 2008, the Company settled accrued interest obligations of $1,928,000 U.S. due on conversion of convertible debentures with the issuance of 42,926 common shares and $89,000 U.S. in cash.

6. Shareholders' equity:

(a) Common shares

(i) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

(ii) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2006	24,127,789	$20,313,242
Issued on exercise of warrants	68,742	206,226
Issued on exercise of stock options	29,000	34,640
Transfer from warrants on exercise of warrants		83,520
Transfer from contributed surplus on exercise of options		25,690
Shares repurchased and cancelled	(127,500)	(123,222)
Balance, April 30, 2007	24,098,031	20,540,096
Conversion of debentures	2,617,754	16,673,899
Interest costs paid in common shares	141,375	1,877,806
Issued on exercise of stock options	43,000	389,460
Transfer from equity component on conversion of debentures		5,359,161
Balance, April 30, 2008	26,900,160	$44,840,422

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period from June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. During the year ended April 30, 2007, the Company acquired 45,300 of its common shares pursuant to this Normal Course Issuer Bid at an average price of $6.18 per share, at a total cost of $284,210 including

6. Shareholders' equity (continued):

(b) Normal Course Issuer Bid (continued):

commissions. Over the full term of the Normal Course Issuer Bid, the Company has acquired 163,400 of its common shares at an average price of $6.09 per share. The total cost of this program including commissions was $1,009,729. All common shares repurchased by the Company were cancelled.

On August 11, 2006, the Company announced a second Normal Course Issuer Bid allowing the Company to repurchase up to 150,000 common shares during the period from August 14, 2006 to August 13, 2007 at the market price at the time of the repurchase. During the year ended April 30, 2008, the Company acquired nil (2007: 82,200) of its common shares at an average price of $5.91 per share. The total cost of this program including commissions was $490,796. All common shares repurchased by the Company were cancelled.

(c) Stock options:

On October 27, 2006, the Company amended its existing stock option plan with the approval of security holders in order to comply with new guidance from the Toronto Stock Exchange on Section 613 of the TSX Company Manual and Staff Notice 2006-001 related to security based compensation arrangements. The amended plan provides for detailed amendment procedures pursuant to the Staff Notice 2006-0001, requiring security holder approval prior to certain changes being made to security based compensation plans. Notwithstanding the provisions of the detailed amendment procedures, approval must be obtained from security holders for an amendment to any stock option agreement that would reduce the exercise price or extend the expiry date of options granted to an insider.

The amended plan has been approved as a rolling 10% plan that allows for reservation of a number of Common Shares under the plan equal to 10% of the Company's issued and outstanding Common Shares on an undiluted basis. Additionally, the provisions have been added to make the plan a reloading plan, which allows any options under the plan that expire, are cancelled or are exercised, the number of Common Shares reserved for issuance related to these options automatically become eligible to be reallocated pursuant to stock option based grants. The Company may grant options to its directors, officers, employees and consultants. The majority of options fully vest over two to three years and have a two to five year term.

During the quarter ended January 31, 2007, the Company revised the exercise price of certain options that were improperly discounted when they were issued. The exercise price of the affected options has been subsequently increased to the corresponding market price at the time of the stock options were granted. The affected options were granted between March 2004 and March 2006. The overall impact on the weighted average exercise price was not material has been separately disclosed below in the table below.

RESVERLOGIX CORP.

6. Shareholders' equity (continued):

(c) Stock options (continued):

	2008		2007	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of year	3,297,200	$ 5.16	2,896,200	$ 4.05
Options re-priced	–	–	–	.70
Granted at greater than or equal to market price	790,000	14.42	470,000	10.38
Exercised	(43,000)	5.89	(29,000)	1.19
Expired	(50,000)	6.97	(40,000)	7.25
Outstanding at end of year	3,994,200	$ 6.96	3,297,200	$ 5.16
Weighted average remaining contractual life	2.3 years		2.8 years	

The following table summarized information about the options outstanding and exercisable at April 30, 2008.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable
$1.16 - $1.60	1,189,700	0.2	$1.57	1,189,700
$2.25 - $2.53	332,000	1.7	$2.35	332,000
$5.27 - $7.96	1,447,500	3.1	$7.20	1,210,000
$12.07 - $12.95	340,000	3.7	$12.46	0
$14.16 - $15.90	685,000	3.7	$15.30	117,500
	3,994,200	2.3	$6.96	2,849,200

The weighted average fair value of the options granted during the year was $9.22 per option for options granted (2007 - $5.76 per option) using the Black-Scholes option pricing model with the following weighted average assumptions:

RESVERLOGIX CORP.

6. Shareholders' equity (continued):

(c) Stock options (continued):

	2008	2007
Risk-free interest rate	3 - 4%	4%
Expected life	4 to 5 years	4 years
Expected volatility	71% - 95%	58% - 89%

(d) Warrants:

As part of the issuance of convertible debentures 529,350 accompanying warrants were issued to the holders of the convertible debt at an exercise price of $20.63 per share. In August 2007, the warrants issued under the financing were re-priced to $10.25 and an additional 529,352 warrants were issued as part of the Amended U.S. $25,000,000 Convertible Debenture Financing. The effect of the modification was an increase in the warrant value of $3,744,317.

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2006	68,742	$ 83,520	$ 3.00
Granted in connection with convertible debentures	408,647	3,627,737	15.09
Exercised during period	(68,742)	(83,520)	3.00
Outstanding, April 30, 2007	408,647	3,627,737	15.09
Granted in connection with convertible debentures	529,350	7,056,116	20.63
Cancelled	(937,997)	(10,683,853)	18.22
Amended in connection with convertible debentures	1,467,349	14,428,170	10.25
Outstanding, April 30, 2008	1,467,349	$14,428,170	$ 10.25

RESVERLOGIX CORP.

6. Shareholders' equity (continued):

(d) Warrants (continued):

The estimated fair value of the warrants granted has been recorded net of the convertible debentures. The weighted average fair value of the warrants granted during 2008 was $9.83 (2007 was $8.88) per warrant, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2008	2007
Risk-free interest rate	4%	4%
Expected life	4 to 5 years	4 years
Expected volatility	92%	76%

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2006	$ 2,347,073
Options exercised	(25,690)
Fair value of options granted	4,425,135
Balance, April 30, 2007	6,746,518
Options exercised	(136,230)
Fair value of options granted	6,934,805
Balance, April 30, 2008	$13,545,093

(f) Convertible debentures equity component:

The changes in convertible debentures equity component balance are as follows:

	Amount
Balance, April 30, 2007	$ 1,320,428
June 2007 financing equity component	2,202,559
August 31, 2007 financing amendment	13,066,058
Reclassified to common shares capital on conversion of debentures	(5,359,161)
Balance, April 30, 2008	$11,229,884

6. Shareholders' equity (continued):

(f) Convertible debentures equity component (continued):

On August 31, 2007, the Company modified the U.S. $25 million convertible debentures, resulting in an increase to the equity component. This non-cash amount is transferred to common shares as the debentures are converted on a pro-rata basis and is further described under Note 2(h).

(g) Deficit

The changes in deficit are as follows:

	Amount
Balance, April 30, 2006	$14,383,714
Share repurchase	651,784
Net loss and comprehensive loss	18,330,001
Balance, April 30, 2007	33,365,499
Modification of convertible debentures	16,810,375
Net loss and comprehensive loss	28,378,168
Balance, April 30, 2008	$78,554,042

(i) The share repurchase value is the result of the normal course issuer bid as described under Note 6(b). The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

(ii) The modification of convertible debentures is the result of the amendment to the U.S. $25 million convertible debentures and the related warrants on August 31, 2007 as described under Note 5. The result of the modification was a charge to the deficit within Shareholders' Equity.

(h) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the year of 25,838,838 (2007 - 24,104,348). The effect upon the conversion of stock options and warrants is anti-dilutive.

7. **Income taxes:**

The provision for income taxes differs from the amount which would be obtained by applying the combined federal and provincial income tax rate to the net loss in the year. A reconciliation of the expected tax and the actual provision for income taxes is as follows:

	2008	2007
Expected tax recovery – 30.5% (2007 – 32.1%)	$ 8,655,300	$ 5,883,900
Stock-based compensation	(2,115,100)	(1,420,500)
Tax rate reduction	(2,287,000)	(1,037,900)
Other	(50,200)	(358,000)
Increase in valuation allowance	(4,203,000)	(3,067,500)
	$ –	$ –

The components of the net future income asset are as follows:

	2008	2007
Non-capital losses	$ 8,015,200	$ 4,206,800
Scientific research and experimental development expenditures	4,358,600	3,643,100
Share issue costs	340,800	208,200
Other	(147,100)	(182,500)
Less: Valuation allowance	(12,567,500)	(7,875,600)
	$ –	$ –

The Company has non-capital losses of approximately $32.1 million (2007 - $14.5 million) available to reduce future years' taxable income expiring from time to time up to 2028. The Company also has $17.4 million of scientific research and experimental development tax deductions which do not expire. Not reflected above are $3.5 million of investment tax credits available to reduce future years' income tax, subject to approval by Canada Revenue Agency and expiring from time to time up to 2028.

8. Commitments:

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $15,950 and have been appropriately accrued in the financial statements. In addition, the Company is committed to pay $807,500 for completion of the research, and all payments are anticipated in the next year.

As at April 30, 2008, the Company was committed to operating lease payments for office and laboratory premises as follows:

2009	$ 201,862
2010	176,883
2011	150,332
2012	160,932
2013	13,491

9. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's short term investments, approximate their carrying values, due to the short-term nature of these instruments. The market value of the short term investments at April 30, 2008 was approximately $15.6 million (2007 - $12.2 million).

The Company is exposed to fixed rates of interest on its convertible debentures that may be adjusted pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price used to value the conversion rights as described in Note 5 of the Consolidated Financial Statements. Where such conditions occur, the debenture's coupon rate can range between 10%-15% per annum and can not be subsequently decreased.

The Company is exposed to foreign currency risk on certain of its short-term investments, accounts payable, accrued liabilities, accrued interest on convertible debentures and its convertible debentures. The Company had no forward exchange contract to manage its foreign currency risk.

10. Payment to related party:

In 2008, the Company paid consulting fees of $20,000 (2007 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

4-30-08
AR/S

ANNUAL INFORMATION FORM

FORM 51-102F2

Fiscal Year-Ended April 30, 2008

July 28, 2008

TABLE OF CONTENTS

ABBREVIATIONS

In this Annual Information Form, the following terms shall have the following meaning, unless otherwise defined elsewhere in this Annual Information Form:

"ABCA"	means *Business Corporations Act* (Alberta)
"Apsley"	means Apsley Management Group Inc.
"CPC"	means Capital Pool Company
"R&D"	means Research and Development
"Common Shares"	means Common Shares of Resverlogix Corp.

GLOSSARY

Alzheimer's disease (AD)	a disease marked by the loss of cognitive ability, generally over a period of 10 to 15 years, and associated with the development of abnormal tissues and protein deposits in the cerebral cortex.
Angioplasty	the surgical repair of a blood vessel by inserting a balloon-tipped catheter to dilate the vessel *(also known as balloon angioplasty).*
Apolipoprotein	the protein combined with a lipid to form a lipoprotein, a component of HDL and LDL.
ApoA-I	is the apolipoprotein component of the HDL particle.
ApoB	is the apolipoprotein component of the LDL particle.
$ApoA\text{-}I_{Milano}$	a naturally occurring variant of ApoA-I, discovered in the body of some people from Limone-sul-Garda, Italy.
Atherosclerosis	a disease in which the deposition of lipids and plaque in arteries results in the hardening and decrease of arterial lumen size.
Atherosclerotic Plaque	the deposit or accumulation of lipid-containing plaques in the arterial wall *(also known as atheroma).*
Bioavailability	the degree and rate at which a drug is absorbed into a living system or is made available at the site of activity after administration.
Biomaterial	a natural or synthetic material that is suitable for introduction into living tissue especially as part of a medical device.
Biopharmaceuticals	a medical drug developed by biotechnology to improve human or animal health; can be used in agriculture.
Cancer	a disease characterized by abnormal and uncontrolled cell growth.
Cardiovascular disease (CVD)	is a group of diseases of the heart and blood vessels.

Cholesterol	a fatty molecule essential for normal body functions, including the production of hormones and bile acids; it is also an important component of a cell membrane.
Compound	a chemical substance formed from two or more elements *(also see drug).*
Contract Research Organization (CRO)	an organization (commercial, academic or other), contracted by the sponsor to conduct research or development activities.
Clinical Trial/Study	a research study in human subjects to evaluate a new drug, medical device, biologic or other intervention under a strictly controlled scientific setting.
Deoxyribonucleic Acid (DNA)	the material inside the nucleus of cells that carries genetic information.
Drug	is any substance that can be used to modify a chemical process or processes in the body to mitigate, treat or prevent a medical condition.
Drug Eluting Stent (DES)	a cylindrical medical device, typically made of bare metal or a polymer, which is inserted into a body duct or tube, such as an artery, to prevent collapse .
Dyslipidemia	a disorder associated with abnormal levels of blood lipids and lipoproteins.
Enzyme	a protein that acts as a catalyst in mediating and speeding a specific chemical reaction.
Extracellular Matrix (ECM)	the space surrounding a cell containing biochemical molecules, such as proteins and/or sugars providing a structural element in tissues.
Food and Drug Administration (FDA)	is the United States governmental agency responsible for the approval, manufacture, usage and sale of food, human diagnostics and therapeutic products.
Fibrosis	the development of fibrous tissue in an organ.
Fibrous Tissue	is tissue consisting of fibers or fiber-containing materials, such as scar tissue.
Gene	a sequence of DNA encoding a protein.
Good Clinical Practice (GCP)	is the international ethical and scientific quality standard for designing, conducting, recording and reporting trials that involve human subjects.
Good Laboratory Practice (GLP)	is the international regulation which embodies a set of principles which provide a framework for laboratory studies, ensuring high quality experimental standards and reliable data.
Good Manufacturing Practice (GMP)	is the international set of regulations, codes and guidelines for the manufacture of drugs, medical devices, diagnostics and food products.
High-density Lipoprotein (HDL)	a complex of lipids and proteins (ApoA-I) that function in the transport of cholesterol away from the tissues to the liver and is associated with a decreased risk of atherosclerosis and coronary heart disease *(also known as "good cholesterol").*

Health Canada	is the governmental agency which regulates the manufacture, use and sale of human diagnostics and therapeutic products in Canada, and oversees safety of foods.
Immunosuppressive	a biopharmaceutical that suppresses the immune response.
In vitro	an experimental procedure conducted artificially, such as in a test tube or culture media.
In vivo	an experimental procedure conducted in a living organism.
Investigational New Drug (IND)	the application submitted to the FDA prior to being tested in humans in clinical trials.
Life Science Organization(s)	an industry term describing both biotechnology and pharmaceutical organizations.
Low-density Lipoprotein (LDL)	a complex of lipids and proteins (ApoB) that function by transporting cholesterol to the tissues, in particular the arteries, and is associated with an increased risk of atherosclerosis and coronary heart disease *(also know as "bad cholesterol")*.
Lipids	are fatty substances, including cholesterol and triglycerides that are present in cell membranes and body tissues.
Lipoproteins	a complex of proteins and lipids that are the principle means by which fat and cholesterol is transported in the blood; major lipoproteins are low-density lipoproteins (LDL) and high-density lipoproteins (HDL).
Lymphocytes	the white blood cells present in the blood that function in the immune response; the two major types are T cells and B cells.
Macrophage	a type of white blood cell that ingests foreign particles, including cholesterol.
Medical Device	a diagnostic or therapeutic article that does not work by chemical action *(see DES)*.
Metabolism	is the biochemical modification or degradation of a drug, often readily removing the drug from the body.
Monocyte	a white blood cell that circulates in the blood and becomes a macrophage when it enters the body's tissues and organs.
New Drug Application (NDA)	the documentation submitted to the FDA, Health Canada or other local regulatory authorities to obtain approval to market a new drug.
Nutraceutical	an ingredient in food, in a capsule or other medicinal format that has been demonstrated to have a physiological benefit and may help prevent disease.
Patent Cooperation Treaty (PCT)	a multinational treaty (effective in 1978) that provides a unified procedure for filing a patent application, active in approximately 125 countries.

Pharmacological Agent	*(see "Drug")*
Pharmacodynamics	the study of the biological actions of a drug in the body, specifically the relationship between how much drug is present and its effects.
Pharmacokinetics	the study of how a drug is absorbed, distributed, metabolized and eliminated (ADME) by the body over time.
Pharmacology	the study of pharmacological agents and their origin, nature, properties and effects on living organisms.
Phase 1 Clinical Trial	a smaller scale trial, where a drug is first tested on a small number of healthy human volunteers to evaluate the drug's safety, schedule, dose, pharmacokinetics and pharmacodynamics (an approximate 1-2 year time trial).
Phase 2 Clinical Trial	a study intended to evaluate the efficacy of a new drug in patients suffering from the condition that the drug is intended to treat (an approximate 1-3 year time trial).
Phase 3 Clinical Trial	a pivotal, large scale study conducted to demonstrate the safety and efficacy of a new drug in a random population of patients suffering from the condition that the drug is intended to treat (an approximate 2-5 year time trial).
Pre-beta HDL	lipid-poor particles that initiate reverse cholesterol transport (RCT) from cell membranes to the liver for excretion (also known as nascent HDL).
Preclinical Studies	the studies conducted in animals to evaluate the toxic effects, pharmacokinetics and metabolism of a drug to provide evidence for safety, efficacy and bioavailability of the drug prior to its administration to humans in clinical studies.
Request for Proposal (RFP)	a formal mechanism by which a company conveys its business to third parties with the intent of soliciting a competitive response from multiple other parties, subject to negotiation.
Restenosis	the re-narrowing of the inside of a vessel, typically a complication after an angioplasty.
Reverse Cholesterol Transport (RCT)	is the term that signifies the process whereby cholesterol, an insoluble molecule, is packaged and transported by special particles in the plasma called lipoproteins, for movement from peripheral tissues through the blood back to the liver for excretion from the body. Cholesterol that moves from peripheral tissues to the liver is considered to be moving in the reverse direction.
Statin	a class of drugs that block cholesterol production in the body by inhibiting an enzyme called HMG-CoA reductase.
Therapeutic	a biopharmaceutical useful for treating a disease.
Toxicology	the study of the harmful effects of substances in the body, including the level of toxicity, the mechanism by which toxicity occurs and how it can be controlled.

Therapeutic Products Directorate (TPD)	the Canadian governmental agency that is responsible for the regulation and approval of the sale of drugs and diagnostics in Canada.
Triglycerides	a type of fat found in the blood and other parts of the body.

This Annual Information Form contains forward-looking statements reflecting the Resverlogix Corp.'s current expectations. Investors are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, product development delays, the ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and the ability to provide the capital required for research, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on the corporation's forward-looking statements. Actual events may differ materially from current expectations due to risk and uncertainties.

This document has been itemized ("**Item 3**" through "**Item 17**") as set out in FORM 51-102F2.

Item 3 CORPORATE STRUCTURE

Name and Incorporation

Resverlogix Corp. ("Resverlogix" or the "Company") is the corporation resulting from the reverse takeover of Apsley Management Group Inc. (the corporation prior to completion of the Qualifying Transaction referred to herein as "Apsley"), a Capital Pool Company (CPC), by Resverlogix Inc. Apsley was incorporated pursuant to the provisions of the ABCA on August 17, 2000.

On April 25, 2003, the Company acquired the shares of the private corporation, Resverlogix Inc., as part of its Qualifying Transaction and pursuant to an acquisition agreement (the "Acquisition Agreement"). Resverlogix Inc. shareholders received one (1) common share of Apsley for each one (1) Resverlogix Inc. share held. Resverlogix Inc. became a wholly owned subsidiary of the Company and the Company changed its name from Apsley Management Group Inc. to Resverlogix Corp.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection 184(1) of the ABCA. On February 11, 2005, the Company created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the ABCA. On July 05, 2005, the Company changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

The Company's head office is located at Suite 202, 279 Midpark Way S.E., Calgary, Alberta, T2X 1M2. The registered and records office is located at Suite 751, 815 - 8th Avenue S.W., Calgary, Alberta, T2P 3P2.

Intercorporate Relationships

RVX Therapeutics Inc., incorporated by a Certificate of Incorporation under the ABCA on February 11, 2005, is a wholly-owned subsidiary of the Company. References to the business operations or financial condition of Resverlogix include RVX Therapeutics Inc.

Item 4 GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Resverlogix Corp. is a biotechnology company focused on the research and development of novel therapeutic agents for important medical markets which have significant unmet medical needs, including cardiovascular disease (CVD), vascular diseases, inflammation, cancer, and fibrotic conditions.

Over the course of the last three years, the Company has expanded its operations and technology platform, further advanced the development of the NexVas™ PR program including the establishment of new research programs such as NexVas™ Alzheimer's Disease (NexVas™ AD). Resverlogix has also been engaged in partnering activities with several global life science organizations. These accomplishments have been achieved by executing on the Company's business strategies, establishing a Clinical Advisory Board, hiring internationally renowned personnel and collaborating with leading research institutions and contract research organizations (CRO's).

The following principle events have influenced the general development of the business in the last three years.

Product Development

January 2005 - the Company signed a contract with Dr. Prediman K. Shah, M.D., at Cedars-Sinai Medical Centre located in Los Angeles, California, to perform preclinical testing for the NexVas™ program. Dr. Shah is an internationally renowned cardiologist, clinical teacher and researcher well known for demonstrating the marked protective effects of the mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, (ApoA-I_{Milano}) against atherosclerosis (http://www.csmc.edu/pf_2514.html).

July 2005 - the Company revealed in preclinical testing that NexVas compounds produced a rapid onset of ApoA-I enhancement in animal models. These results expand the commercial opportunity and may expedite the development of NexVas. The ability of this technology to affect both the acute and chronic disease settings could position Resverlogix as a leader in the emerging field of ApoA-I mediated atherosclerosis stabilization and regression.

September 2005 - the Company released findings that NexVas small molecules enhance ApoA-I, up to levels of 45% across multiple animal models. These findings exhibit the feasibility of small molecules to enhance the expression of ApoA-I for the treatment of CVD.

May 2006 - the Company announced that it expanded its research and development platform for its lead technology NexVas™ into stroke. The objective of this expansion is to address the crippling disease of stroke and to fully develop the commercial opportunity for the Company's current product pipeline in ApoA-I enhancement therapies.

August 2006 - the Company announced that it has expanded its CVD research efforts to include vascular inflammation (VI). Preliminary findings demonstrated that NexVas™ compounds appear to have inhibitory effects on a number of inflammation markers.

September 2006 - the Company announced that its first lead candidate RVX-208 demonstrated the ability to raise ApoA-I levels in animals up to 180% over controls.

November 2006 - the Company announced that its clinical candidate, RVX-208, rapidly increased plasma levels of ApoA-I up to 150% relative to control in animals in the first 24 hours. A fast and sustained increase of ApoA-I are believed to benefit patients suffering from acute cardiovascular complications, such as acute coronary syndrome (ACS) and post myocardial infarction (MI).

March 2007 - the Company announced that it had begun Investigational New Drug (IND) enabling studies. Also announced in March was the new research program dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as Alzheimer's Disease (AD). Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative diseases such as AD.

April 2007 - the Company announced it had pivotal proof-of-concept data in non-human primates for the NexVas PR program. Interim results from a long term study in adult African Green monkeys demonstrated that oral administration once daily of RVX-208 for 28 days increased the levels of serum ApoA-I and HDL-cholesterol. Serum ApoA-I increased by 52% and high-density lipoprotein (HDL) cholesterol increased by 95% with RVX-208 treatment. Data collected at Day 42 demonstrated a sustained treatment effect. There was no change in other lipid profiles including low-density lipoprotein (LDL) cholesterol.

May 2007 – the Company announced that the research it sponsored in the laboratory of Dr. M. Francesca Cordeiro, at Institute of Ophthalmology (IoO), University College London and Hon. Consultant Ophthalmologist Western Eye Hospital, London, was presented in a poster during the 2007 Annual

Meeting for the Association for Research Vision and Ophthalmology. This research has demonstrated a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye.

June 2007 – the Company announced that it signed a collaborative research agreement with Dr. Larry Sparks of the Sun Health Research Institute (SHRI) to study Resverlogix's novel ApoA-I enhancing therapy for the treatment of Alzheimer's disease (AD).

July 2007 – the Company announced that the study using clinical lead compound RVX-208 in adult African green monkeys illustrated that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%.

December 2007 – the Company announced that it has received approval by the US Food and Drug Administration (FDA) to initiate a Phase 1a clinical trial of oral RVX-208 in the USA. RVX-208 is a novel first-in-class small molecule that increases the production of ApoA-I and HDL. ApoA-I is regarded as the critical cardioprotective protein for the treatment of cardiovascular diseases. The Phase 1 clinical trial is taking place at a leading US contract research organization. The trial consists of three arms, an ascending single dose, a fed and fasted dose effect , and a 7-day ascending multiple dose that will enroll a total of 70-80 healthy volunteers. The primary objective of the trial is to evaluate oral RVX-208 in healthy adult subjects for safety, tolerability, and pharmacokinetics.

January 2008 – the Company announced preliminary data from the RVX-208 Phase 1 safety and pharmacokinetics study. Forty healthy volunteers were treated of which sixteen have received multiple doses. As anticipated from the extensive Investigational New Drug toxicology studies no safety and tolerance problems have been encountered at any of the given doses.

April 2008 - the Company announced that it has completed dosing of its Phase 1a safety, tolerability and pharmacokinetics study for its lead drug candidate, RVX-208, which addresses the dyslipidemia market. The primary objectives of the Phase 1a trial were to examine the safety, tolerability and pharmacokinetics of RVX-208. This study successfully met those objectives. In addition to the completed Phase 1a human clinical trial, RVX-208 has been the subject of 126 preclinical studies to date, comprising safety, toxicity, pharmacokinetics and pharmacology studies. With Phase 1a results in hand, the Company is planning for the Phase 1b/2a trial which, pending discussions and approval from the FDA, is expected to start later this year. The Company has selected the dosages to be used in the 28-day Phase 1b/2a study.

Corporate Developments

February 2004 - the Company closed a CDN $1.75 million financing.

March 2004 - Dr. Jan O. Johansson, M.D., Ph.D. joined the Company as Senior Vice President of Clinical Affairs. Dr. Johansson's successful career as a physician, researcher and business man is highlighted by his role as co-founder and Vice President of Clinical Affairs for Esperion Therapeutics Inc., purchased by Pfizer Inc. for US $1.3 billion in 2003. Dr. Johansson is currently Senior Vice President of Medical Affairs at Resverlogix Corp.

August 2004 - Kenneth E. Lebioda joined the Company as Vice President of Business Development. Mr. Lebioda brings 23 years of pharmaceutical industry management experience in sales, business development and regulatory affairs with a focus on cardiovascular products, including Plavix®, Pravachol®, Cardizem® and Avapro®. Mr. Lebioda is currently Senior Vice President of Business and Market Development at Resverlogix Corp..

September 2004 - Dr. Ravindra Jahagirdar, M.S., D.V.M., joined the Company to oversee *in vivo* testing for the NexVas Program. Dr. Jahagirdar was a Principle Research Associate at Tularik Inc., which was purchased by Amgen for US $1.3 billion in 2004. Dr. Jahagirdar is currently Director, Pharmacology at Resverlogix Corp.

October 2004 - Dr. Norman C.W. Wong, M.D., F.R.C.P.(C)., co-founder of Resverlogix Corp. and Chair of the Scientific Advisory Board, received the Canadian Lipoprotein Conference Award as Distinguished Clinical Scientist of the Year.

February 2006 - Hiran Perera, CFO, announced his resignation from the Company to pursue an entrepreneurial venture.

April 2006 - the NexVas™ animation, co-developed by Resverlogix and In Vivo Communications Inc., won the prestigious Telly Bronze Award for the 'use of animation' category. The Telly Awards honor outstanding television commercials, television programs and video and film productions. (www.invivo.ca)

April 2006 - Dr. Gregory S. Wagner, Ph.D., D.A.B.T., joined the Company as Senior Vice President of Preclinical Development. Dr. Wagner brings over three decades of leadership experience in IND enabling programs with biotechnology companies, such as Rigel Inc., Kosan Biosciences and SUGEN (passed to Pfizer Inc. as part of its acquisition of Pharmacia in April 2003).

May 2006 - Kelly B. McNeill joined the Company as Chief Financial Officer. Mr. McNeill has over 17 years experience with major manufacturing firms in Canada in various senior management capacities. His most recent role was General Manager at Haworth Ltd. Mr. McNeill is a chartered accountant and earned a B.Comm (Hons), and M.Acc from the University of Manitoba.

June 2006 - Theresa E. Kennedy joined the Company as Vice President of Corporate Communications. Mrs. Kennedy has more than 17 years experience in the biotechnology industry working with a number of biotech companies and research institutions both in Canada and the US. She earned her B.Sc. from the University of Calgary.

August 2007 – the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan for the NexVasTM PR technology for the treatment of atherosclerosis.

November 2007 – the Company announced that the World Economic Forum has selected Resverlogix as a winner of the prestigious Technology Pioneer Award in recognition of its NexVasTM Plaque Removal program.

Review of Strategic Partnering Alternatives

In January 2007, the Company announced that it is reviewing its strategic alternatives for the Company in partnering its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure the best possible strategic agreement regarding the Resverlogix technologies. Resverlogix has not yet set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process will result in any specific transaction that will be acceptable to the Company.

Board of Directors, Scientific Advisory Board and Clinical Advisory Board

February 2006 - Dr. James K. Liao, MD, was appointed to the scientific advisory board. Dr. Liao is an Associate Professor of Medicine at Harvard Medical School and is an Associate Physician and Director of Vascular Medicine at Brigham & Women's Hospital.

December 2006 - the Company announced that it has named Drs. Philip Barter, M.D., Ph.D. and Prediman K. (P.K.) Shah, M.D., to Resverlogix's newly formed Clinical Review Committee, (subsequently renamed Clinical Advisory Board). Dr. Barter is the Director of The Heart Research Institute in Sydney, Australia and is also a Professor of Medicine at the University of Sydney. Dr. Shah is the Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center and is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles.

January 2007 -- the Company named Drs. Daniel Rader, M.D. and Jacques Genest, M.D. to the Clinical Advisory Board. Dr. Daniel Rader is the Director of Preventive Cardiology and the Clinical and Translational Research Center at Pennsylvania. Dr. Genest is the Director of the Division of Cardiology at McGill University Health Center/Royal Victoria Hospital.

April 2007 – Dr. Roger Newton, Ph.D, was appointed to the Board of Directors commencing July 10, 2007. Dr. Newton has worked for 25 years in the pharmaceutical and life sciences industries. He co-discovered and was the product champion of what is now the most prescribed cholesterol reducing drug in the world, atorvastatin (Lipitor®).

September 2007 – the Company announced that Stella Thompson has joined the Board of Directors. Mrs. Thompson is currently principal consultant and co-founder of Governance West Inc., a Calgary based consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations.

July 2008 – the Company announced that Jan Gray, CA has joined the Board of Directors. Ms. Gray is a practicing chartered accountant. She is also Executive Vice-President and Treasurer of Cartwright Canada Inc., a legal publishing company and Controller of Felesky Flynn LLP, a regional Alberta law firm.

Equity Financing

January 2004 - the Company completed a short form offering document financing of 1,818,180 Common Shares of the Company at a price of $1.10 CND per Common Share, raising total gross proceeds of CDN $1,999,998.

February 2004 - the Company completed a private placement for 1,400,000 Common Shares at a price of CDN $1.25 per share, raising total gross proceeds of CDN $1,750,000.

November 2004 - the Company completed a brokered private placement of 2,639,633 Common Shares of the Company at a price of CDN $3.00 per Common Share, raising total gross proceeds of CDN $7,918,899.

January 2005 - as a continuation of the previously announced CDN $11,000,000 placement, the Company completed a brokered private placement of 1,027,033 Common Shares at a price of CDN $3.00 per Common Share, a total gross proceed of CDN $3,081,099.

January 2005 - the Company listed its Common Shares on the TSX, graduating from the TSX Venture Exchange.

February 2005 - the Company "Resverlogix Inc." and "Resverlogix Corp." were amalgamated under "Resverlogix Corp." pursuant to subsection (184)(1) of the ABCA.

January 2007 - the Company announced it completed a bought deal for US $17 million of senior secured convertible promissory notes due January 4, 2010 and accompanying warrants to purchase, in the aggregate, approximately 408,647 common shares of the Company. The Notes initially have an 8% interest rate payable semi-annually in arrears and are convertible into approximately 1.63 million common shares of the Company at a conversion price of CDN $12.07 per share. The Notes are convertible any time at the option of the note holders or, subject to certain conditions set forth in the Notes, by the Company. The Warrants have an exercise price of CDN $15.09 per share, subject to certain adjustments.

June 2007 – the Company announced that on June 7, 2007 it sold and issued to certain institutional investors, in the aggregate, US $25 million of senior secured convertible promissory notes due June 6, 2012 ("Notes") and accompanying warrants to purchase, in the aggregate, 529,350 common shares of Resverlogix ("Warrants"). The Notes are convertible into approximately 1.5 million Resverlogix common shares at a conversion price of CAD $17.50 per share and the Warrants are priced at $20.63 per common share.

September 2007 – the Company announced an amendment of its existing U.S. $25 million of convertible debentures that previously closed on June 7, 2007. Under the terms of the amendment, the conversion price has been amended to $8.76 from the original conversion price of $17.50 in exchange for the removal of the interest to maturity clause contained in the original financing and a reduction of the current adjusted 14% interest rate to a fixed rate of 12%. Debenture holders have access to a once monthly 5% of the principal amount put option for cash, shares or some combination thereof. The issuance of shares is subject to meeting certain equity conditions. The holders have a cumulative put option (if previous monthly put options are not exercised) in excess of the 5% put option, but the excess will be paid in shares unless otherwise agreed. Mandatory conversion of the entire debt at the option of Resverlogix set at $18.00 after June 30, 2008, if certain trading conditions are met. The warrants issued in the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,000 warrants have been issued as a condition of the restructuring. The warrant and conversion pricing is subject to certain anti-dilution provisions.

The January 2007 debt financing remains unchanged except for the waiver of trading volume provisions in the debenture which eliminates the requirement to pay cash on any interest to maturity conditions on the remaining note if certain trading volumes are not met. The warrants have been re-priced to $10.25 from $15.09 in exchange for the waiver of these trading volume related conditions. These notes and accompanying warrants can be viewed on SEDAR as filed on September 4, 2007.

RVX Therapeutics Inc.

February 2005 - the Company created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the ABCA. On July 05, 2005, the Company changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

July 2005 - the Company announced the formation of a wholly-owned subsidiary, RVX Therapeutics Inc. to facilitate strategic objectives and to develop the TGF-beta Shield™ Program as well as other programs.

August 2005 - the Company, on behalf of its wholly owned subsidiary RVX Therapeutics Inc. announced the filing of a patent application to protect novel methods for the application of pharmaceutical compounds to be used with drug eluting medical devices.

ReVas™ Technology – Partnering

December 2005 - RVX Therapeutics Inc. ("RVX Therapeutics") entered into a term sheet agreement with Medtronic, Inc. ('Medtronic') a major US medical devices company that is publicly traded on the New York Stock Exchange under the symbol MDT. The license agreement was for ReVas, a research program for the development of novel small molecules to be used with drug eluting stents (DES) and medical devices. In February, RVX Therapeutics received final wording of the License Agreement and agreed on the commercial terms with this medical technology company.

July 2006 - the Company announced the final License Agreement was signed with Medtronic. In the terms of the Agreement, RVX Therapeutics grants to Medtronic the exclusive, worldwide rights to develop and commercialize its ReVas technology with drug eluting medical devices. After successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to RVX Therapeutics and could make additional payments upon successful completion of certain pre-defined milestones. RVX Therapeutics would then be eligible to receive royalties on sales of any ReVas therapeutic component of novel drug-device combinations that result from this license. While there is no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and broad market acceptance,

RVX Therapeutics would be eligible under the terms of the agreement to receive up to US $291 million in combined payments

Significant Acquisitions

In May 2003, Resverlogix acquired cancer suppression technology and intellectual property from Dr. Norman Wong and Dr. Koichiro Mihara. This technology makes use of an immunomodulating approach to enhance the body's natural ability to detect and destroy cancer. The acquisition involved a payment of CDN $100,000, issuance of 2,000,000 Series A Preferred Shares and a royalty agreement based on future licensing fees. The convertibility of the preferred shares to Common Shares and royalty fees were subject to the Company completing a licensing deal on or before June 23, 2008. If the Company completed a licensing deal prior to June 23, 2008 then both the royalty fee agreement and the eligibility of preferred shares for conversion would have expired on June 23, 2013. The royalty agreement stated that the discoverers would be eligible to receive 10% of the license fees earned up to CDN $20 million and 20% on funds in excess of CDN $20 million. Each preferred share was to be convertible into one Common Share of the Company for every $4.00 in licensing fees in excess of CDN $2 million received from the cancer therapy. This conversion formula was reduced by a ratio defined in the agreement should the price of Common Shares be above CDN $2.00 at time of conversion. On November 1, 2005, termination and variation agreements were signed by Dr. Wong and Dr. Mihara to cancel all the Preferred Shares and return them to treasury for no monetary value or conversion to Common Shares.

October 2004 -- the Company acquired an exclusive license to an issued patent, which protects the use of bioflavoinds to increase plasma high-density lipoprotein. The Company was granted the right to develop, manufacture, distribute, market or sell the technology for nutraceutical or pharmaceutical use. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Company paid an initial license fee of US $25,000. Should the Company commercialize a compound for nutraceutical uses the Company is required to make an additional one-time payment of US $50,000. Should the Company select a compound for pharmaceutical development and initiate Phase 1 Clinical Trial, then a one-time payment of US $300,000 is required to be paid.

Trends

The biotechnology industry is subject to intense competition, rapid technology change and the task of raising funds. The Company depends upon management, commercial viability of new technology, intellectual property and market trends to capitalize on its research and development programs. An outline of further trends, commitments, or uncertainties associated with the Company can be found on www.sedar.com.

Item 5 DESCRIPTION OF BUSINESS

General

Resverlogix is a Canadian biotechnology company developing novel technology platforms and intellectual property for important global medical markets with significant unmet medical needs. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that address the risk of cardiovascular disease (CVD). The unique insight that Resverlogix has in its ApoA-I technology has led to the Company to investigate the therapeutic potential for cognitive disorders such as Alzheimer's disease. The Company's secondary research focus is on inflammation, cancer and fibrotic conditions.

CVD Research Programs

NexVas™ Plaque Reduction (NexVas PR) is the Company's primary program for the development of drugs that increase ApoA-I to reduce the risk of cardiovascular diseases. ApoA-I is the key building block of HDL, the "good cholesterol". The Company has illustrated in several animal studies its ability to significantly increase levels of ApoA-I after multiple weeks of treatment.

NexVas™ Vascular Inflammation (NexVas VI), the Company's second CVD program, is a discovery stage technology for the development of drugs that target molecular markers of inflammation.

ReVas™ is the Company's third CVD program is a research stage technology for the development of therapeutics to be used with medical devices for the treatment of cardiovascular diseases.

NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque.

Fibrotic and Cancer Research Programs

TGF-β Shield™ is a research stage therapeutic for the treatment of grievous proliferative diseases, such as cancer and fibrotic conditions.

Company's Business Model

The Company's business model is to position itself as a leading biomedical research company focused on the development of novel therapeutics for medical markets with unmet needs. The Company will look for strategic opportunities through alliance partnerships that are best suited to bring technology platforms to successful commercialization. Alongside this approach the Company will seek those opportunities which present the largest opportunity to maximize shareholder return. During this process the Company commits to provide fiduciary responsibility, good corporate governance and ultimately protection of shareholder value.

NexVas PR: ApoA-I Enhancing Therapies

Atherosclerosis and cardiovascular disease (CVD) are the leading cause of death in the western world. According to the American Heart Association more than 80.7 million Americans have one or more forms of CVD and the estimated direct and indirect cost associated with CVD estimated to be US $448.5 billion annually (2008). These manifestations include dyslipidemia, heart attack, stroke, restenosis, diabetes, obesity, Alzheimer's, and a number of other debilitating illnesses.

Atherosclerosis, the narrowing and hardening of the arteries characterized by the deposition of cholesterol and lipids in the inner walls of the arteries, typically the result of high fat diets. When ingested, cholesterol and lipids are transported to and from tissues by special carriers called lipoproteins. There are several types of lipoproteins, but the focus is on low-density lipoprotein (LDL) cholesterol and high-density lipoprotein (HDL) cholesterol.

LDL is a major cholesterol carrier in the blood. This carrier is mainly responsible for taking newly produced or absorbed cholesterol from the gut to the other organs of the body. LDL's major lipoprotein is called ApoB. High amounts of LDL cholesterol circulating in the blood can result in the slow build-up of cholesterol within the walls of the arteries forming atherosclerotic plaque. HDL carries cholesterol away from the arteries and back to the liver for excretion from the body, through a process called Reverse Cholesterol Transport (RCT). HDL's major lipoprotein is called ApoA-I which accounts for 70% of the total protein content of the HDL particle. By itself or as part of HDL, ApoA-I has anti-atherogenic properties. There is a growing body of evidence that ApoA-I/HDL removes excess cholesterol from atherosclerotic plaques and thus not only preventing plaque growth but promoting plaque regression.

Atherosclerosis develops when there is too much cholesterol being deposited in the arteries and organs by LDL and too little is being cleared by HDL.. One of the most successful strategies for preventing cardiovascular diseases is the proper management of cholesterol levels by either reducing LDL levels or increasing HDL levels.

Current therapies aimed at managing cholesterol and reducing LDL levels comprise the single largest class of prescription pharmaceuticals, with global sales in 2004 exceeding US $30 billion (IMS Health, 2005). It is now established that a reduction in the levels of LDL, by these agents known as statins, results in a 25% reduction in the risk of developing heart disease. However, statins are currently undergoing market pressure as their patents expire; Pfizer's Lipitor®, with sales of US $13.3 billion in 2006, will have its patent expire in 2011. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins, while addressing this growing market segment.

ApoA-I and HDL

Numerous epidemiological and interventional studies have demonstrated that high or increased levels of ApoA-I and HDL are cardio-protective against the development of atherosclerosis. Recent landmark trials such as INTERHEART (2004) and AMORIS (2005) clinically validate ApoA-I as an important target for the reduction of CVD risk. The INTERHEART trial, a landmark study of 30,000 patients, demonstrated that the ratio of ApoB to ApoA-I was the strongest risk predictor of acute myocardial infarction (heart attack).

In the AMORIS trial, which had more than 175,000 patients with cardiovascular risk factors were studied for the incidence of cardiac and stroke events. AMORIS clearly illustrated that the ratio of ApoB to ApoA-I was associated with a dramatic reduction of stroke in this population. The key findings of this study indicate that improvement of 'cholesterol balance', or the ApoB to ApoA-I ratio, is a robust and specific maker of virtually all ischemic events.

In a six week Phase 2 clinical trial involving 47 patients, Esperion Therapeutics Inc. demonstrated that its proprietary $ApoA\text{-}I_{Milano}$ formulation could reduce absolute atheroma (plaque) volume by 4.2%; a level of atherosclerotic regression unattainable with current drug therapies.

Older trials, such as the Framingham Heart Study, illustrated the importance of HDL enhancement for CVD risk reduction. For every mg/dL increase in HDL, the 10-year risk of a heart attack fell by 2-3%. The Veterans' Affairs Cooperative Studies Program showed that men who took a lipid regulating drug for five years had a 6% increase in HDL levels, resulting in a 22% risk reduction in death due to coronary artery disease, heart attack, or stroke.

As such, there has been considerable interest and effort within the pharmaceutical industry to identify, develop and acquire therapies that effectively raise the level of ApoA-I and/or HDL. With a number of patents in submission this will in effect create a broad and strong patent portfolio, Resverlogix has a leadership position in developing novel small molecules for ApoA-I enhancement and is ideally positioned to capitalize in the US $50 billion global cholesterol management market.

NexVas PR - Therapeutic Action

Resverlogix is developing novel small molecules that increase the endogenous production of ApoA-I. These compounds have been generated from a proprietary combination of technologies, know-how and expertise. To date, the Company has identified several novel classes of small molecules and has generated an in vivo proof-of-concept by demonstrating a significant increase in ApoA-I, HDL and functional HDL after multiple weeks of treatment in a number of animal models.

Resverlogix believes their current approach is more therapeutically and commercially attractive for the following reasons:

- ApoA-I is a well validated clinical target, as per studies such as INTERHEART and AMORIS. Clinical evidence is one of the key factors for the timely reimbursement and regulatory approval for novel therapeutics. Other failed approaches to raising HDL, such as CETP, do not have a large pool of epidemiology data which clearly establishes clinical risk reduction for CVD.
- The NexVas program is fundamentally different from other therapies focused on increasing HDL in plasma only. The Company's small molecules have been shown to enhance the functionality of

ApoA-I particles resulting in cholesterol efflux from macrophage foam cells. This is a critical step in what is now known as reverse cholesterol transport or (RCT). The enhanced emergence of knowledge in atherosclerosis research has elucidated what is important for atherosclerosis regression; HDL that has an effect in the vessel wall and not only increasing plasma HDL is what is of critical importance. As such, based upon our initial findings, we believe that activating ApoA-I production and effecting key RCT markers such as pre-beta HDL and cholesterol efflux is the correct approach to enhancing RCT and ultimately reducing CVD risk.

- The Company has taken the unique and physiological approach to pharmaceutical discovery by activating the body's own health promoting genes (such as ApoA-I) to fight diseases. Utilizing this approach we have developed small molecules that increase the production of ApoA-I offering the breakthrough potential of harnessing this natural process to combat diseases.

- This therapeutic approach of increasing the body's endogenous ApoA-I production may avoid any immunologic complications associated with peptide or recombinant ApoA-I therapies currently in development, and more importantly facilitates continual enhancement of ApoA-I levels of physiological levels.

For these reasons, the NexVas PR program has the capacity to become a leading force in the emerging market of ApoA-I therapy in the largest life science market in the world and provides the Company with key points of differentiation from its competitors.

To find out more about NexVas please refer to the Company's detailed animation on this exciting new technology: http://www.resverlogix.com/nexvas-apoa1.htm

RVX-208

RVX-208, is a drug candidate for the treatment of atherosclerosis and cardiovascular disease (CVD). Its primary mode of action appears to be through the transcriptional up-regulation of ApolipoproteinA-I (ApoA-I) producing an increase in plasma ApoA-I protein and high-density lipoprotein cholesterol (HDL-c). ApoA-I is the major protein component of the HDL particle, the "good cholesterol", and has a well established role in atherosclerosis and CVD protection.

In vivo, RVX-208 has been shown to produce significant increases in plasma ApoA-I and HDL-c in: (1) wild type mice, (2) a transgenic mouse model which expresses the human ApoA-I gene, (3) Syrian golden hamsters, and (4) African green monkeys. RVX-208 displays good oral bioavailability, high metabolic stability and low plasma clearance. RVX-208 was well tolerated in rats and monkeys when orally administered daily for four weeks at doses several fold above those which are pharmacologically effective. RVX-208 has been tested in well over 130 preclinical studies.

The Phase 1a safety, tolerability and pharmacokinetic trial commenced and has since been completed with the statistical analysis plan currently underway. RVX-208 was shown to be well tolerated with good oral absorption. Exploratory efficacy analysis of ApoA-I, HDL, pre-beta HDL and ABCA1 (all markers of HDL-functionality) have shown positive increases over placebo. Crucial to these findings was the rapid onset of action in this 7 day trial. ApoA-I levels increased and surpassed the percentages in previous landmark trials of ApoA-I recombinant protein studies. These results are very encouraging. A full Phase 2 clinical program is being developed and will be underway shortly.

ReVas, NexVas Alzheimer's Disease and NexVas Vascular Inflammation Programs

The Company continues to build a portfolio of new medicines to treat vascular diseases. To capitalize on expertise and intellectual property, while continuing to build shareholder value, two new research programs were introduced over the past year that will enhance and broaden commercial opportunity.

ReVas Program: Novel small molecules for acute local therapy via drug eluting devices

The Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. Worldwide, there are over 1.2 million angioplasty procedures performed annually with a substantial percentage of patients developing restenosis. This market has grown to approximately US $5 billion within the last five years.

One way to prevent or treat restenosis is to use a drug-eluting stent (DES), which is a scaffold (metal or polymer) that has been coated with a pharmacologic agent known to interfere with the process of restenosis. Developing ReVas™ to meet the current unmet medical need for treating late stage restenosis presents a large commercial opportunity. We believe that ReVas will target multiple markers of inflammation and cellular proliferation and holds promise to address the current limitations of the pharmacologic agents coating DES today.

NexVas AD: Novel small molecules for cognitive disorders

Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease. The Company has molecules potent and selective in raising plasma ApoA-I/HDL by increasing ApoA-I production that may beneficially impact Alzheimer's Disease.

Every 72 seconds someone will develop Alzheimer's Disease (AD). Neurodegenerative diseases such as Alzheimer's are one of the most debilitating in the developed world. There are now more than 5 million people in the United States who are living with Alzheimer's. It is estimated that in the United States the prevalence of the disease may to grow to 15 million people 2050. In a report commissioned by the Alzheimer's Association, caregiver costs in the United States are estimated at US$36.5 billion which includes loss of productivity, absenteeism and worker replacement. The indirect costs of AD would also be greatly reduced; it is estimated that one-half to two-thirds of the cost of AD care stems from unpaid caregivers (often family members), who spend 16-35 hours per week looking after a person with AD. These figures underscore the importance of developing new therapies to aide in the socioeconomic burden of AD.

During the past decade scientists have made enormous strides in understanding how Alzheimer's disease (AD) affects the brain. Many of these recent insights point toward promising new strategies for treatment. Resverlogix's new discovery research program is dedicated to ApoA-I production and its therapeutic potential for disorders that effect cognitive function such as AD. The Company has molecules that are able to increase ApoA-I production that may beneficially impact AD.

NexVas VI: Novel small molecules for Vascular Inflammation

Advances in the understanding of CVD risk are in a constant stage of evolution. As such, these advances have driven the identification of new potential targets that may play a role in the underlying mechanism of vascular risk. In 1998, a special advisory panel set up by the AHA looked specifically at emerging novel targets for CVD risk. One of the key findings from this panel was that markers of inflammation may play a role in cardiovascular disease risk. Traditional therapies focus on cholesterol management or in severe cases surgical intervention, for example angioplasty. Recent studies have emphasized the involvement of chronic inflammation in the formation of atherosclerotic plaques. It is at this site, that the arteries generate inflammatory signals that attract monocytes from the circulation into the vascular wall to form lipid-laded foam cells, and promote smooth muscle cell proliferation resulting in a fibrous layer of connective tissue and lipids. This realization has lead to emerging strategies focused on inhibiting cellular proliferation and pro-inflammatory mediators of monocyte migration.

For strategic reasons the Company will continue discovery stage research to assess the ability of its novel small molecules to regulate pro-inflammatory mediators of atherosclerosis.

TGF-β Shield Program

The TGF-β Shield Program aims to develop a therapeutic approach to modulate the deleterious effects of transforming growth factor-beta (TGF- β) in grievous proliferate diseases, such as cancers and fibrotic indications.

Anti-fibrosis Therapy

Fibrotic disease is a general term for diseases resulting from excessive deposition of the extracellular matrix and formation of pathological scar tissue in an organ or tissue. IMS Health estimates that this represents the third largest disease category representing billions of dollars in direct and indirect costs to health systems globally. Empirical evidence has shown fibrosis to be a major cause of morbidity and premature mortality.

TGF-β is an essential growth factor that regulates cell proliferation, differentiation and the extracellular matrix formation in the wound healing process. Normally a tightly regulated process, dysregulation by inappropriate triggers can result in a failure to terminate the activity of growth factors, such as TGF-β, resulting in excessive scarring and eventual tissue fibrosis that can lead to organ failure and death. Currently, a significant unmet medical need exists for safe and effective anti-fibrotic therapies.

In 2004 the Company expanded the TGF-β Shield platform into the potential treatment of fibrotic indications of the eye, heart, kidney, lung and liver. Initial efforts have focused on a variety of conditions of the eye as TGF-β has been shown to contribute to failures often accompanying cataract and glaucoma surgery and other ophthalmologic states.

To date, the Company has performed a number of experiments examining the effect of the TGF-β antagonist on the regulation of extracellular matrix deposition in ocular cells. Importantly, it was demonstrated to inhibit morphological changes associated with TGF-β induced fibrosis. The Company's research has demonstrated a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye.

Anti-cancer therapy

According to the American Cancer Society, cancer is estimated to affect 1 in 3 individuals and more than 1.3 million new cases will be diagnosed in 2006. The National Institutes of Health estimated overall annual costs at US $209.9 billion (2005). The market for cancer therapeutics is expected to generate sales in excess of US $60 billion globally by 2010.

Cancer is a disease characterized by uncontrolled growth and proliferation of abnormal cells. It is now known that certain cancers evade the immune system by secreting TGF-β into the extracellular matrix to hide their presence from the cancer killing immune cells. Thus making TGF- β is an attractive therapeutic target to treat the disease.

The Company is investigating the ability of a naturally occurring protein to inhibit the detrimental effects of TGF-β on the immune system. Utilizing a novel approach involving, isolating lymphocytes from a cancer patient, modifying them with a TGF-β antagonist, expanding them in culture, then re-administered them to the cancer patient, where they can seek out cancer cells, previously 'cloaked' by TGF-β and selectively kill them.

We have demonstrated both *in vitro* and *in vivo* that this protein blocks the immunosuppressive activity of TGF- β and promotes the desired proliferation of cancer-killing lymphocytes. The Company continues to complete additional studies in animals optimizing dosage, route of administration and other therapeutic parameters to support the safety and efficacy of this therapy.

Competitive Conditions

ApoA-I/HDL Target(s)

Competition in the life sciences industry generally revolves around overall product performance, including efficacy and safety, patient adaptability and compliance, cost, physician's willingness to give to patients, manufacturing, marketing, and distribution. Barriers to entry into the market include patent protection and governmental approval at all stages of drug development. Due to the size of the cardiovascular market and the large unmet medical need, a number of pharmaceutical companies and biotechnology companies are developing products that creates a competitive environment. However, the number of competitive programs in ApoA-I enhancement is very limited. There are several acute or induction based therapies, such as recombinant protein or peptide programs, that focus on exogenous ApoA-I sources. Exogenous enhancement of ApoA-I, via recombinant proteins, may prove to be useful for patients with acute coronary vascular disease, however these types of therapies are costly to manufacture and may cause immunological responses for patients with longer duration therapeutic requirements. These potential issues may impair long term commercial viability for these types of technologies. There are numerous emerging programs that enhance HDL levels, however, the Company believes that its approach to developing novel small molecules that enhance the body's own ability to elevate ApoA-I levels has several unique advantages for both acute and chronic management of CVD.

Employees

As at April 30, 2007, the Company employed 28 full time management, scientific and administration employees. Tables 1(a) and 1(b) summarize Resverlogix's current key management and scientific employees.

Primary Management Employees	Position at Resverlogix	Credentials & Past Experience
Donald McCaffrey	Co-Founder, President, Chief Executive Officer	Don has led Resverlogix through significant change and achievement from its initial days as a private company to becoming a TSX listed company, including raising over $70 million. In addition to garnering appropriate financing for Resverlogix's aggressive development plan, Don has strategically directed the Company in its discussion with top global pharmaceutical companies, created new therapeutic markets for its key technology platforms and hired R&D staff from international markets. Prior to his current role with Resverlogix Corp., Don has 25 years experience as an entrepreneur in tradeshow and international conference development in various industries including biotechnology. As former President of BioFuture Conferences, a national event hosting biotechnology researchers, financiers & industry speakers, Don was able to gain expertise in all areas which make a successful business. Don's career accomplishments have been recognized by the business community and peers, as he was nominated for Ernst & Young Entrepreneur of the Year twice, both in 2004 and 2005. Don is a leader and pioneer in the business community as well, he is a strong supporter and contributor to community non profit organizations including Mount Royal College, Alberta Children's Hospital, Education Matters and Calgary Urban Project Society 'CUPS' Literacy Program.
Kelly McNeill, BComm	Chief Financial Officer	Kelly has 17 years experience with major manufacturing firms in Canada in various senior management capacities. His most

Primary Management Employees	Position at Resverlogix	Credentials & Past Experience
(Hons), MAcc, CA		recent role was General Manager at Haworth Ltd., a global office interiors manufacturer located in Calgary, Alberta. Haworth Ltd. is a subsidiary of Haworth Inc., a multinational office interiors manufacturer with nearly 9000 employees worldwide. Kelly was previously Vice President, Finance at SMED International, a global office interiors manufacturer where he was part of a team that successfully defended a hostile takeover bid resulting in the sale to Haworth Inc. at a 74% premium over the share price prior to the unsolicited offer in December 1999. During his tenure at SMED International he was part of a team that raised $40 Million in equity financing in a secondary public offering on the TSX and NASDAQ. Kelly is a chartered accountant and earned a B.Comm (Hons), and M.Acc from the University of Manitoba.
Kenneth Lebioda, BA.	Senior VP Business & Market Development	Ken has 23 years experience in the innovative pharmaceutical industry with leading global companies such as Bristol-Myers Squibb, Hoechst Marion Roussel and Marion Merrell Dow. He held a variety of management positions with these companies in the areas of sales and business development, regulatory affairs, reimbursement and market access. Ken's past contributions in helping build leading global cardiovascular brands such as Plavix, Pravachol, Cardizem, and Avapro will provide strategic guidance for the Company's technologies in the areas of market analysis, regulatory affairs, licensing and commercial development.
Theresa Kennedy, BSc	VP Communications	Theresa has 18 years of communications experience of which 16 years has been in the biotechnology industry in a variety of leadership positions. While at Hill & Knowlton, some of her clients included large and small biotech companies and international federal governments. Recently Theresa was re-appointed by the Canadian Federal Government to the Board of Directors of the Assisted Human Reproduction Canada Agency. She is an international advisor to the Imagine Life Sciences Foundation, a program which matches high school students with researchers to tackle a third world issues utilizing biotechnology. She is a guest lecturer for Kluyver Centre for Genomics of Industrial Fermentation, which included lecturing on the topic of strategic communications in biotechnology at Oxford University. In recognition of her work in the biotechnology sector, Theresa won an award for Advancing the Benefits of Biotech for Canadians, was a finalist for the 2005 Silver Sabre Award for biotech and a finalist for 2004 Influential Women in Business awards. In 1998 Theresa was awarded the BIV Top 40 Under 40 Award. Theresa received her B.Sc. from the University of Calgary.

Primary Scientific Employees	**Position at Resverlogix**	**Credentials & Past Experience**
Dr. Norman Wong, BSc, MSc, MD, FRCP(C)	Co-Founder & Chairman of the Scientific Advisory Board	Norman's research interest focus on the molecular actions of hormones related to the regulation of lipoprotein expression and pathogenesis of diabetes mellitus. His clinical interest encompasses patients with thyroid disease or diabetes mellitus. Norman's most recent successes have come from elucidating the potential therapeutic opportunities for cardiovascular disease by harnessing the regulation of Apolipoprotein A-I (ApoA-I) gene expression. Norman keeps active in the academic community with speaking engagements at national and international medical conferences. Norman has been the author and co-author of more than 220 articles and abstracts and has been invited to sit on more than 35 panels and committees. Norman has also acted as a consultant to several leading pharmaceutical companies, including Eli Lilly, Merck Frost, GlaxoSmithKline, Solvay Pharmaceuticals and Abbott Laboratories.
Dr. Jan Johansson, MD, PhD	Senior VP Medical Affairs	Jan has had a distinguished 30 year career of which the past 15 years have been in small biotechnology and large pharmaceutical companies with expertise in the cardiovascular disease therapeutic area. He has served as Chief Medical Officer at Nuvelo, Inc., VP Clinical Research and Development at Lipid Sciences, Inc. and was Co-founder, VP Clinical Affairs and Senior Clinical Research Fellow of Esperion Therapeutics, Inc. In 2003, Esperion was bought by Pfizer for 1.3 Billion USD. From 1995 to 1997, Dr. Johansson was a medical adviser with executive responsibilities at Pharmacia bringing one lipid lowering product to the market and heading the apolipoproteinA-IMilano clinical program. Jan earned his M.D. and Ph.D. at the Karolinska Institute in Sweden where he lead a successful career as a tenured associate professor at the Karolinska Hospital and as a practicing physician. He has published more than 50 peer-review medical articles, and is a member of several scientific organizations including the American Heart Association and the European Atherosclerosis Society.
Dr. Gregory Wagner, PhD, DABT	Senior VP Preclinical Development	Greg has over 30 years of broad and successful experience in early drug and pharmaceutical development. He has worked with leading biotech and pharmaceutical companies such as Kosan Biosciences, Sugen (a subsidiary of Pharmacia), and Rigel Inc. His expertise is focused on toxicology, drug metabolism, pharmacokinetics and pharmacology. Greg has been a leading force in the early preclinical preparation and development of several important new drug programs such as Sutent, Pfizer's cancer drug. He will lead Resverlogix's efforts in establishing overall management of the preclinical programs to support development of compounds for IND candidates.
Dr. Allan Gordon, MD, PhD	Senior VP Clinical Development	Over the past 20 years Allan has built up a notable career as a Research and Development professional in cardiology. With his expertise and understanding of the market place he is able to uniquely motivate teams of scientists on both the

Primary Scientific Employees	Position at Resverlogix	Credentials & Past Experience
		levels of discovery and applicability. Prior to joining Resverlogix, Allan was the CEO for Nile Therapeutics, an early stage bio-pharmaceutical in cardiovascular science, particularly in acute heart failure. Moreover, Allan led the international development program for Natrecor at Scios Inc, a Johnson & Johnson company. In addition to this work in the US, Allan has worked with several large pharmaceutical companies in leading positions on the clinical development programs for cardiovascular disease, including Astra-Zeneca, Bristol-Myers Squibb and Novartis. Allan received his MD and PhD from the Karolinska Institute in Sweden where he initially worked in a number of hospital settings, followed by his position as an Associate Professor in Cardiology at the Karolinska Institute. He has published approximately 50 articles and abstracts.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of its business. The Company's intellectual property portfolio covers compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of July 2, 2008, Resverlogix owns and/or has rights to six patent families, comprising of one issued US patent application and numerous pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States.

The Regulatory Process for Drug Development

In the United States, it takes approximately 12 to 15 years for a typical experimental drug to go from concept to approval. The production, manufacture, research and development activities are subject to regulation for safety and efficacy by various governmental authorities around the world. In the United States, drugs and biological products are subject to regulation by the Food and Drug Administration (FDA). There are other comparable agencies in Europe and other parts of the world. Applicable legislation requires licensing of manufacturing and contract research facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing therapeutic products. Additionally, adherence to good laboratory practices, good clinical practices during clinical testing and good manufacturing practices during production is required. The system of new drug approval in the United States is generally considered to be the most rigorous in the world. In Canada, these activities are regulated by the *Food and Drug Act and Regulations* and the rules and regulations promulgated there under, which are enforced by the Therapeutics Product Directorate of Health Canada (TPD).

Briefly, the steps required for drug approval in the United States and Canada is as follows:

Discovery: Prior to preclinical studies, a discovery phase involves validation of target and function, design, screening, synthesis and formulation of therapeutic agents.

Preclinical Studies: This involves the evaluations of toxic effects and pharmacokinetics and metabolism of a drug in animals to provide evidence of the safety, efficacy and bioavailability of the drug prior to its administration to humans in clinical studies. The results of the preclinical studies as well as the comprehensive descriptions of proposed human clinical studies are then submitted as part of the Investigational New Drug (IND) application to the FDA and TPD.

Phase 1 Clinical Trials: Phase 1 clinical trials are usually *first-in-man* trials, take approximately 1-2 years to complete and are generally conducted on a small number of healthy human subjects to evaluate the drug's safety, schedule and dose, pharmacokinetics and pharmacodynamics. However, in the case of a life threatening disease, such as cancer, the initial Phase 1 testing may be done in patients with the disease. This latter trial typically takes longer to complete.

Phase 2 Clinical Trials: Phase 2 clinical trials take approximately one to three years to complete and are carried out on a relatively small to moderate number of patients (compared to Phase 2I) suffering from the targeted condition or disease to determine the drug's efficacy, optimal doses, treatment regimens, pharmacokinetics, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. These trials often include randomization of patients as well as a placebo arm.

Phase 3 Clinical Trials: Phase 3 clinical trials take approximately 2-5 years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. This type of study is usually double-blind, conducted with a randomly selected sample at geographically dispersed test sites (multi-centre trials).

New Drug Application: Upon completion of Phase 3 Clinical Trials, the company sponsoring the new drug then assembles all the preclinical and clinical data and submits it to the TPD and/or the FDA as part of a New Drug Application (NDA) (in the United States), or a New Drug Submission (NDS) (in Canada). The NDA or NDS is then reviewed by the regulatory body for approval to market the product. This process usually takes 6 months to 2 years to complete.

Resverlogix's Drug Development Strategy

In the United States, a drug company typically spends US $800 million (Tufts University's Center for the Study of Drug Development) to US $1.7 billion (Bain & Company) over the 12-15 years it takes to develop a new drug from the research stage to FDA approval to market. The Pharmaceutical Research and Manufacturers of America (PhRMA) estimates that of every 5,000 drugs tested in Preclinical studies only five on average are tested in clinical trials. Based on research by the Tufts Center for the Study of Drug Development, only one of these five is eventually approved for patient use. Facing high costs, long development time, and high attrition rates, many biotechnology companies are challenged to fund clinical trails. Thus given these tremendous costs the Company will seek to partner, when appropriate, at the earliest stage possible that will provide shareholders with a good value for their investment. Should licensing be successful, the third party company will be on-track to complete the latter stages of development. As such, the Company's business strategy remains to generate technologies that will lend themselves to technology sales as opposed to product sales.

Risk Factors

An investment in the Company's Common Shares involves a significant degree of risk. The risk factors as disclosed in the section titled "RISK FACTORS" on pages 10 to 15 in the Company's Short Form Offering Document as filed on SEDAR (www.sedar.com) on December 8, 2004 and the Management's Discussion and Analysis Form 52-102F1 for the Year Ended April 30, 2008 disclosed in the section titled "RISK FACTORS AND UNCERTANTIES" on pages 20-30. Prospective investors should carefully consider those risk factors, together with the information contained in this annual information form.

Selected Consolidated Financial Information

Annual Information

The following is a summary of selected consolidated financial information of the Company for the periods as indicated.

	Twelve Month Period Ended April 30, 2008	Twelve Month Period Ended April 30, 2007	Twelve Month Period Ended April 30, 2006
Total revenues	$1,073,851	$321,179	$272,266
Net loss	$(28,378,168)	$(18,330,001)	$(7,133,679)
Basic and diluted (loss) per share	$(1.10)	$(0.76)	$(0.30)
Total book value of assets	$20,894,662	$16,611,861	$9,007,554
Total long-term debt	$12,210,272	$14,694,289	$0
Working capital	$16,267,778	$10,529,977	$7,294,539
Shareholders' equity	$5,489,527	$(1,130,720)	$8,360,121
Shares outstanding at period end	26,900,160	24,098,031	24,127,789

Financial Information

The Company reports a financial year end of April 30. Audited Consolidated Financial Statements for the 12 month period ended April 30, 2008, which financial statements are incorporated herein by reference, and the two previously completed years are filed on SEDAR and available at ***www.sedar.com***.

Item 6 DIVIDENDS

The Company has not declared or paid any dividends on its Common Shares in its past fiscal years or current financial year.

The Company intends to retain its earnings to finance growth and does not expect to pay dividends on its Common Shares in the near future. The Board of Directors will review this policy from time to time having regard for the Company's financial condition, financing requirements and other factors considered relevant.

Please refer to the Company's Management Discussion and Analysis for period ended April 30, 2006 as filed on SEDAR at www.sedar.com.

Item 7 DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issueable in series. As at fiscal year ended April 30, 2007 the Company had 24,098,031 Common Shares issued and outstanding. The Common Shares are the only shares entitled to vote, and holders of Common Shares are entitled to one vote for each Common Share held.

On November 1, 2005, termination agreements were entered into with Dr. Wong and Dr. Mihara to cancel all of the 2,000,000 Series A Preferred Shares that were issued and outstanding as at the fiscal year ended June 30, 2005. These shares were returned to treasury for no monetary value or conversion to Common Shares.

Item 8 MARKET FOR SECURITIES

The Common Shares of the Company are listed and posted for trading on the TSX under the symbol "RVX". The Company's securities are not listed on any stock exchange in the United States and there is no established trading market for the securities of the Company in the United States.

Trading Prices and Volume by Month for Fiscal Year Ended April 30, 2008

Date	High ($)	Low ($)	Close ($)	Volume
05/30/08	14.9	9.8	13.85	1,519,063
04/30/08	15.08	11.5	12.29	868,790
03/31/08	15.5	12.49	14.3	935,977
02/29/08	15.5	11.51	14	1,569,246
01/31/08	14.78	11.13	12.05	1,745,463
12/31/07	16	12.7	14.6	1,419,940
11/30/07	14.35	10.51	13.54	1,785,022
10/31/07	15.44	8.85	14.35	3,151,244
09/28/07	11.79	8.09	8.86	1,624,105
08/31/07	12.45	7.01	11.85	2,983,520
07/31/07	16.08	9.88	10.15	1,247,284
06/29/07	22.88	14.3	15.85	1,890,844
05/31/07	21.15	13.72	20.89	2,040,433

Item 9 ESCROWED SECURITIES

At April 30, 2008, the Company did not have any Common Shares in escrow. The final releases of 1,388,299 Common Shares held in escrow pursuant to a Surplus Escrow Agreement dated April 25, 2003 occurred in equal instalments on October 24, 2005 and April 24, 2006.

Item 10 DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, municipality of residence, year of appointment as a director of the Company, and position held with the Company and principal occupation of each of the directors of the Company. The directors of the Company serve until their successors are elected or appointed.

The Board of Directors is composed of seven directors. During the last five years, the persons listed below have been engaged in their current principal occupations or in other executive managerial capacities with the companies indicated opposite their names, except as otherwise indicated. The directors are elected annually by the shareholders and serve until the next annual meeting of shareholders unless their successors are duly elected or appointed prior thereto.

Additional information regarding the officers of the Company can be found in Item 5 under the heading "Employees".

Name and Municipality of Residence	Position	Principal Occupation	Director Since
Dr. William A. Cochrane[(2)] Calgary, Alberta	Director, Chairman	Dr. Cochrane was the founding Dean of Medicine for the University of Calgary building a medical school from the ground up, instituting a new integrated and interdisciplinary approach to medical education that has since become the norm across Canada. In 1978, Dr. Cochrane became Chairman and Chief Executive Officer of Connaught Laboratories. Connaught became a major international developer of flu vaccines for the World Health Organization. The company's developments, including insulin, plasma products and vaccines, served to improve the quality of life of people across Canada and around the world. Dr. Cochrane was named an Officer of the Order of Canada in 1989. He also holds a National Merit Award for his contribution to biotechnology in Canada, ASTech Foundation and BioAlberta. In 2005, the Alberta Medical Association named Dr. Cochrane one of Alberta's "Physicians of the Century."	2003
Donald J. McCaffrey Calgary, Alberta	Director, CEO and Secretary	*(Please see "Employee" section for biography)*	2003
Wayne Chiu[(1)] Calgary, Alberta	Director	Mr. Chiu is the Founder and President of Trico Developments Corporation and Trico Homes Inc., established in Calgary in 1989 and 1993 respectively. Trico Homes has built over 3000 quality single and multi-family . homes in the Calgary area. Mr. Chiu is a Mechanical Engineering graduate from the University of Manitoba and a qualified master builder. He serves as a Director of the Professional Home Builders' Institute, and supports several community organizations and events, including the Kids Cancer Care Foundation. He raised $100,000 for UNICEF's Indian Ocean Earthquake Relief Fund, post Tsunami. He was recognized as "Immigrant of Distinction" by the Immigrant Aid Society and was awarded the "Generosity of Spirit Award" by the Association of Fundraising Professionals for his philanthropic work within the community. Trico Homes has been selected as one of "Canada's 50 Best Managed Companies".	2003
Dr. Donald Rix[(2)] Vancouver, B.C.	Director	Dr. Rix has had a longstanding involvement in science and technology, being a member of the Premier's Technology Council and sitting on numerous technology and health research boards. He is he chairman of LifeLabs (formerly MDS Metro Labs), Cantest Ltd. and the Vancouver Board of Trade. In2005, Dr. Rix gave $4 million to support medical students in financial need at UBC. His previous gifts to the	2003

Name and Municipality of Residence	Position	Principal Occupation	Director Since
		university include a major contribution toward a technology enterprise facility, the Donald Rix Building. Dr. Rix obtained the BC Medical Association Silver Medal of Service Award in 2004, Order of British Columbia in 2004, the Queen's Golden Jubilee Award in 2002, Ernst & Young Entrepreneur Of The Year 2005 for Health Sciences and Ernst & Young Entrepreneur Of The Year 2005 for National Citation Promoter of Entrepreneurship.	
Whitney O. Ward(1) Eagle, Colorado	Director	Mr. Ward is a principal of Resort Ventures West, Inc., a Colorado real estate development firm. He was formerly a Global Partner with Invesco Inc., an investment advisory firm with assets of over $355 billion. Mr. Ward was the founding partner of Invesco Global Strategies, a subsidiary of Invesco offering global asset allocation portfolios to large institutional investors. He was also a founding partner of Invesco Realty Advisors, a $15 billion advisory group. He is a past member of the Executive Committee of the University of Colorado Real Estate Council and Chairman of the Capital Markets Committee for the CU Business School. He also sits on the board of MEG Energy, a privately held energy firm. Mr. Ward received a B.S. in Business Administration and an M.A. in Real Estate and Urban Analysis from the University of Florida. He is active in the community serving as President of Habitat for Humanity of Eagle and Lake Counties and a board member of the Colorado Board of Habitat for Humanity.	2003
Dr. Roger Newton (2) Ann Arbor, Michigan	Director	Dr. Newton has 25 years experience in the pharmaceutical and life sciences industries. He is currently the President & CEO of Esperion Therapeutics which was spun out of Pfizer. He is the former Senior Vice President of Pfizer Global Research and Development. He was Co-founder, President and CEO of Esperion Therapeutics, Inc. (NASDAQ:ESPR), a biopharmaceutical company founded in July 1998. Esperion was acquired by Pfizer in February 2004 for $1.3 billion USD. Prior to co-founding Esperion, Dr. Newton was with Warner-Lambert/Parke-Davis (now Pfizer) from 1981-1998. As a distinguished scientist and chairman of the Atherosclerosis Drug Discovery Team, he co-discovered and was product champion of what is now the most prescribed cholesterol reducing drug in the world, atorvastatin (Lipitor®).	2007
Stella Thompson(1)(2) Calgary, AB	Director	Stella Thompson is a co-founder and principal of Governance West Inc., a consulting firm formed in 1996, specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Stella has over thirty years of experience encompassing membership on a number of corporate and not-for-profit boards. In addition to Resverlogix, she currently serves on the board for Atomic Energy of Canada Ltd., Alberta's Electricity Balancing Pool, Alberta WaterSMART, Calgary Airport Authority, Calgary Herald Advisory Board, Genome Alberta and Talisman Energy Inc. Past board positions	2007

Name and Municipality of Residence	Position	Principal Occupation	Director Since
		include Canada Foundation for Innovation, Enmax, Laidlaw Inc., Allstate Insurance Company of Canada, the Prime Minister's National Advisory Board on Science and Technology and the Alberta Research Council to name a few. Stella has a B.A. in Economics from the University of Calgary and an M.A. in Economics from the University of Alberta. In 2005, she was recognized by the Women's Executive Network and the University Of Western Ontario's Richard Ivey School of Business as one of Canada's Top 100 Most Powerful Women.	
Jan Gray(1) Calgary, AB	Director	Jan Gray, CA is a practicing chartered accountant who specializes in advising high net worth individuals with complex financial, investment and taxation issues. She is also Executive Vice-President and Treasurer of Cartwright Canada Inc., a legal publishing company and Controller of Felesky Flynn LLP, a regional Alberta law firm. Ms. Gray's prior experience includes being a former Vice President and Controller of GE Capital Canada and previous to this she worked for Ernst & Young where she was a Manager in the National Accounting Group providing quality assurance on large public practice engagements. Ms. Gray currently serves on the board of directors of GE Money Trust Company, a unit of General Electric company and the Auxilium Foundation where she administers the multi-million dollar charitable fund. In addition Jan is a regular volunteer with Inn From the Cold, Calgary's only shelter for homeless families which allows the family to remain together.	2008

Notes:

(1) Member of the Audit and Finance Committee
(2) Member of the Governance and Human Resource Committee

The directors, senior officers, and Dr. Norman Wong an insider of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 9,433,350 or 35% of issued and outstanding Common Shares (35.9% fully diluted) as of May 31, 2008.

The Company is required to have an Audit and Finance Committee. The Audit and Finance Committee consists of Ms. Thompson (Chair of the Committee), Mr. Ward, and Mr. Chiu. The Company also has a Governance and Human Resources Committee whose members consist of Dr. Rix (Chair of the Committee), Dr. Cochrane, Mr. Newton and Ms. Thompson..

Scientific Advisory Board

Dr. George Adams, Ph.D.

Dr. George Adams is known as a scientist, entrepreneur and venture financier. An expert in thrombosis and vascular biology, he has partnered with Baxter Healthcare, World Heart, DuPont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices. At the University of Toronto, he initiated the formation of 24 companies which raised $85 million and has been a Director of 10 venture capital funds. Dr. Adams obtained his Ph.D. from McMaster University and has 124 publications including 9 invited reviews, 26 full papers and 3 patents. He is a past President of the Canadian Biomaterials Society. He is a reviewer for numerous scientific journals, national granting agencies and several national and provincial Centres of Excellence. He has been a principal investigator for over $40 million in private and publicly-funded research and development.

Dr. Lawrence Chan, MD, DSc

Dr. Chan is the Betty Rutherford Chair for Diabetes Research and is the director of the Center for Molecular Medicine at Baylor College of Medicine in Houston, Texas. He is also professor in the departments of Medicine and Molecular and Cellular Biology. He is recognized as an authority in the genetics of atherosclerosis and lipid disorders. Dr. Chan was the recipient of a MERIT Award from the National Institutes of Health and is principal investigator of four NIH grants including a NIH Specialized Center of Research Grant on gene therapy and cardiovascular disease. He has received numerous national and international honors and awards from organizations including the American Heart Association and the Juvenile Diabetes Association. He is also an elected member of the American Society for Clinical Investigation and the Association of American Physicians.

Dr. Jacques Genest Jr., MD, FRCP(C)

Dr. Genest is currently Professor, Faculty of Medicine at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. Dr. Genest research interests are genetics and biogenesis of high-density lipoproteins (HDL). He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest's clinical trial work covers a number of interesting areas including TNT study (Treat to New Targets), CAN-ada study (Canadian Atorvastatin in Diabetics with Atherosclerosis study) and most recently with Pfizer's Torcetrapib (CETP) trial which ended in December 2006.

Dr. Genest is a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. Additionally, he serves on the Board of Director of the Royal Victoria Hospital Foundation. Dr. Genest is on the Editorial Board and is a reviewer for the *Canadian Journal of Cardiology* and is a reviewer for a number of publications including *The Lancet, Circulation, Arteriosclerosis Thrombosis and Vascular Biology, American Journal of Cardiology, Journal of the American Medical Association and Atherosclerosis,* to name a few. He is the author of more than 160 peer reviewed journals as well as many reviews and book chapters. In 2003 Dr. Genest was awarded the Distinguished Physician Scientist Lecture, Canadian Lipoprotein Conference. Recently he was awarded the 2006 Heart and Stroke Foundation Club Lions de Buckingham / Robert Champagne award of excellence.

Dr. J. Hans van de Sande, PhD

Dr. Hans van de Sande is the Vice Dean of Medicine at the University of Calgary. He also serves as a professor in the Department of Biochemistry & Molecular Biology. Dr. van de Sande has authored over 125 publications as an internationally recognized expert in nucleic acids, the relationship between DNA and RNA, and the molecular genetics of DNA repair. He has held chairs on the grant review committees of the Canadian Foundation of Innovation and the Medical Research Council of Canada. Dr. van de Sande is also a Scientific Officer of The Alberta Cancer Board.

Dr. Patrick Lee, PhD

Dr. Patrick Lee earned both his B. Sc. and Ph.D. in biochemistry at the University of Alberta. After completing postdoctoral training at Duke University, he joined the University of Calgary's Department of Microbiology and Infectious Diseases in 1981, where he became a full professor in 1991. Dr. Lee's discovery and research of the cancer fighting potential of the human reovirus has earned him numerous accolades, including the University of Calgary Cochrane Research Award, the University of Alberta

Alumni Award, and the University Professor Award. Dr. Lee co-founded the Alberta biotech company Oncolytics, which currently applies his innovations in cancer fighting technology. In September 2003 Dr. Lee will be the first person to accept the Cameron Chair of Cancer Research, located in the Departments of Pathology, and Microbiology & Immunology at Dalhousie University.

Dr. James Liao, MD

Dr. Liao is the Director of Vascular Research, Cardiovascular Division, Department of Medicine at Brigham & Women's Hospital and Harvard Medical School Cambridge, Massachusetts. He has authored and participated in over 100 peer reviewed research articles in leading scientific publications and has been an Editorial Board Member and Reviewer for leading Scientific Journals such as Circulation, American Journal of Cardiology, Pharmacology Review, Nature Medicine and the New England Journal of Medicine. Dr. Liao has won numerous awards and Honors such as The American Heart Association Junior Fellowship in 1979; The Chancellor's Marshall Award, University of California 1981; The Cardiovascular Disease Research Prize, American Heart Association 1998; and Three Distinction for Excellence in Teaching Awards, Harvard Medical School 1999, 2003, 2004. Dr. Liao has also served as scientific consultant to world leading pharmaceutical organizations.

Dr. Victor Ling, PhD

Dr. Victor Ling is the Vice President of Research at the BC Cancer Agency. He is currently the Vice Dean at the University of British Columbia where he also serves as a Professor in the Department of Pathology & Laboratory Medicine. From 2000-2002, Dr. Ling was a Co-Director of the Genome Sequence Center of the BC Cancer Agency. He now serves on cancer related boards at both local and international levels, including the scientific advisory board of the Hong Kong Institute of Biotechnology. In 1974 Dr. Ling discovered the P-glycoprotein, the first known ATP Binding Cassette (or ABC), a membrane transport protein, which is critical in maintaining normal cell function. He is the recipient of numerous awards including the National Cancer Institute of Canada's Robert L. Noble Prize and the Order of British Columbia. Dr. Ling is the only person in the world to have won both the Kettering and Steiner awards, the highest honours in cancer research.

Dr. Norman C. W. Wong, MD, FRCP(C)
Chairman

Please see "Employee" section for biography.

Clinical Advisory Board

In November 2006, Resverlogix proudly announced the creation of a Clinical Review Committee, now called the Clinical Advisory Board, consisting of internationally renowned cardiovascular researchers. This committee purpose is to provide guidance during the clinical development of Resverlogix's lead cardiovascular drug. NexVas™ Plaque Regression will be a first in class ApoA-I/HDL therapeutic for atherosclerosis and cardiovascular disease treatment.

Bo Angelin, MD, PhD

Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments Dr. Angelin is currently serving as a member of the Nobel Assembly of Karolinska Institutet (since 1993) and the Nobel Committee for Physiology or Medicine (since 1998).

Between 1987 and 1991 Dr. Angelin was a Distinguished Researcher in Clinical Metabolism at the Swedish Medical Research Council. From 1993-1995 he was an Adjunct member of the Board of the Swedish Medical Research Council, and since 1993 he has been a member of the Prioritization Committee. Between 1994 and 1996 Dr. Angelin was Chairman of the Medical and Bioscience expert group at the Swedish Foundation for Strategic Research. He has been awarded several distinguished prizes including the Morgagni award, The Erik Fernström's Prize for Young Scientists, the A F Regnell Prize, the Thureus Prize, the Mack Foster Award and the Alvarenga Prize. Dr.Angelin is member of the American Heart Association, the American Gastroenterology Association, the Endocrine Society, the American Association for the Advancement of Science, and the European Arteriosclerosis Society (President, 1999-2002).

Philip Barter, MBBS, PhD, MRACP, FRACP

Dr. Philip Barter is currently director of The Heart Research Institute in Sydney, Australia and is also a Professor of Medicine at the University of Sydney. He graduated in medicine from the University of Adelaide and gained his Ph.D. from the Australian National University. He is a fellow of the Royal Australasian College of Physicians. He has previously held positions in research institutes and universities in Australia and the US. He is a member of the Board of Directors of the International Task Force for Prevention of Coronary Heart Disease and Secretary of the International Atherosclerosis Society.

Dr. Barter's basic research interests are plasma lipids and lipoproteins, specifically high density lipoproteins, the factors that regulate them and the mechanism by which they protect against cardiovascular disease. His clinical research involves participation in clinical trials of lipid-lowering agents. He is a member of the steering committees the FIELD and the TNT Studies and was chairman of the steering committee of ILLUMINATE, a large international multicentre morbidity and mortality endpoint trial of the effects of the new CETP inhibitor, torcetrapib. He has published more than 200 research papers on plasma lipids and lipoproteins, their metabolism, regulation, function and relationship to atherosclerosis.

Jacques Genest, MD, FRCP(C)

Please see "Scientific Advisory Board" section for biography.

Jan O. Johansson, MD, PhD

Please see "Employee" section for biography.

Daniel J. Rader, MD

Dr. Daniel Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania School of Medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology at the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader runs a basic research laboratory focused on genetic regulation of lipoprotein metabolism and atherosclerosis and directs a clinical research program focused on human genetics of lipid disorders and atherosclerosis, imaging of atherosclerosis, and novel approaches to treatment of dyslipidemia and regression of atherosclerosis.

Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the *Arteriosclerosis Thrombosis* and Vascular Biology Council of the American Heart Association and the scientific board of the Sarnoff Foundation. He is an Established Investigator of the American Heart Association and a recipient of the Burroughs Wellcome Trust Clinician-Scientist Award in Translational Research. Dr. Rader is on the editorial boards of *Arteriosclerosis Thrombosis* and *Vascular Biology*, *American Journal of Physiology* (Endocrinology and Metabolism), *Circulation*, *Circulation Research*, and *Trends in Molecular Medicine* and is a reviewer for many journals, including *Nature*, *Nature Medicine*, *Science*, New *England Journal of Medicine*, and *Journal of Clinical Investigation*. Dr. Rader has authored over 120 peer-reviewed publications as well as many reviews and book chapters.

Prediman K. (P.K.) Shah, MD

Dr. P.K. Shah, M.D., is Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai Medical Center, where he holds the Shapell and Webb Family Endowed Chair in Cardiology. Dr. Shah is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA).

Dr. Shah has made numerous important scientific contributions in the area of atherosclerosis, coronary artery disease and acute coronary syndromes. His current research focus includes understanding the molecular mechanisms of atherosclerosis and restenosis, and the development and testing of novel anti-atherogenic and anti-restenotic strategies. His scientific work demonstrating the marked protective effects of a mutant gene found in a small number of inhabitants from Limone-sul-Garda, Italy, (apoA-I*Milano*) against atherosclerosis has generated considerable interest and was the subject of two, one-hour segments on "60 Minutes" in 1994 and 1995. Dr. Shah has published over 500 scientific papers and abstracts and has lectured all over the world as a visiting professor.

Form 52-110F1 Audit Committee

Audit and Finance Committee Charter

The Audit and Finance Committee Charter is attached hereto as Schedule "A".

Pre-approval of Audit Fees

The Company and its subsidiaries will not engage external auditors to carry out any Prohibited Service as defined in the CICA revised Rules of Professional Conduct.

The Board of Directors', upon recommendation from the Audit and Finance Committee, will consider the pre-approval of permitted services to be performed by the external auditors in each of the following broad categories:

- Audit Services
- Audit Related Services
- Tax Services

Engagements of external auditors will only commence subsequent to Board pre-approval of audit services, and only a member of the Audit and Finance Committee, or the President and CEO or Chief Financial Officer shall be authorized to request services of external auditors.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of three independent, unrelated directors – Ms. Stella Thompson as Chair, Mr. Whitney Ward, and Mr. Wayne Chiu. All three members of the Committee are considered financially literate. Each of the members have held board and executive positions on behalf of several companies, and have a wealth of experience in leading and managing companies. The members have an in-depth understanding of accounting principles and have the proficient ability to audit, analyze and evaluate financial statements and internal controls and procedures for financial reporting.

Relevant Education & Experience

Stella Thompson

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

Whitney Ward

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

Wayne Chiu

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

Jan Gray

Please see "Item 10 DIRECTORS AND OFFICERS" for biography.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Company's external auditor in each of the last two financial years for services provided to the Company:

Year	Audit Fees(1)	Audit-Related Fees	Tax Fees(2)
2008	$71,900	$Nil	$56,821
2007	$58,000	$Nil	$Nil
2006	$43,200	$Nil	$36,550

Notes:
(1) Audit fees were for professional services for the audit of the Company's annual financial statements, as well as services provided in connection with statutory and regulatory filings or engagements paid to KPMG LLP.
(2) Tax Fees were for professional services for corporate reorganization advise, tax planning and compliance services paid to KPMG LLP.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director, officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has since December 31, 2000, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company and its subsidiary are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them to the affairs of the Company.

Item 11 PROMOTERS

Mr. Don McCaffrey and Dr. Norman Wong may be considered promoters of Resverlogix as they took the initiative in founding Resverlogix.

Item 12 LEGAL PROCEEDINGS

Resverlogix Corp., among others including Dr. Norman Wong, Chief Scientific Officer of Resverlogix, were named as a defendant in a statement of claim filed by the University of Calgary in January 2006, as amended in March 2006. In its claim, the University asserted a 35% interest in 4,089,481 common shares issued by Resverlogix to Dr. Norman Wong, based on the alleged fact that Dr. Wong was issued the 4,089,481 common shares in consideration for a technology developed by Dr. Wong while employed at the University. This action was discontinued on May 12, 2008 against Resverlogix and Dr. Norman Wong in a private settlement between Dr. Wong and the University of Calgary. Resverlogix was not required to pay any compensation to the University and has no ongoing obligation of any kind as part of the agreement pursuant to which the Action was discontinued.

Item 13 INTERESTS OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, there are no material interests, direct or indirect of directors, senior officers, any shareholders that beneficially own, directly or indirectly, more that 10% of our outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect the Company.

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. *(Refer to the prior section on **Significant Acquisitions** for specific details)*

On November 1, 2005, termination agreements for the intellectual property of the Cancer Suppression Therapy were signed by Drs. Norman Wong and Koichiro Mihara. No further payments will be made as part of this agreement and all of the Series A Preferred Shares that were previously issued have been cancelled and returned to treasury for no monetary value or conversion to Common Shares.

On March 16th 2004 Dr. Jan Johansson commenced working for Resverlogix Corp. under a consulting agreement for his services through his Delaware corporation. As part of that agreement Dr. Johansson had permission to continue his existing work relating to peptide development for acute CVD treatment as Resverlogix had nor has ever had any peptide program involvement. Due to some development progress in Dr Johansson's peptide program Resverlogix obtained a right of first refusal on a peptide technology for the treatment of acute coronary syndrome late in 2006. The technology is owned by the private Delaware corporation whose principal owner is Dr. Jan Johansson, the Senior Vice President of Medical Affairs for Resverlogix. The Company has not made any payments or made any other financials considerations to obtain the right of first refusal for this technology from the Delaware corporation. Two outside directors of Resverlogix, Mr. Whitney Ward and Mr. Wayne Chiu have separately and independently chosen to obtain a minority interest in the Delaware Corporation. Any decision, on the part of Resverlogix, to exercise the Company's right of first refusal to acquire the technology owned by the Delaware corporation would first be approved via shareholder vote given the financial interest of two directors of the Company and the involvement of a senior staff member.

Item 14 TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is Valiant Trust Company at its transfer offices in Calgary, Alberta.

Item 15 MATERIAL CONTRACTS

The Company is not a party to any material contract, other that contracts entered into in the normal course of business.

Item 16 INTERESTS OF EXPERTS

The auditors of the Company are KPMG LLP, Chartered Accountants, Calgary, Canada. KPMG LLP has confirmed that it is independent with respect to the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Alberta.

Item 17 ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular and Proxy Statement with respect to the 2006 Annual General Meeting of the Company that was held on October 27, 2006. Additional financial information is provided in the Company's audited financial statements and MD&A for the year ended April 30, 2007.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

In addition, the Company maintains updated information on its website at www.resverlogix.com.

SCHEDULE "A"

RESVERLOGIX CORP.
AUDIT & FINANCE COMMITTEE CHARTER

PART I
ESTABLISHMENT OF COMMITTEE

1. Committee Purpose

The Audit and Finance Committee (the "**Committee**") is established by the board of directors (the "**Board of Directors**") of Resverlogix Corp. ("**Resverlogix**") primarily for the purpose of overseeing the accounting and financial reporting processes of Resverlogix and the reviews and audits of the financial statements of Resverlogix.

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities by monitoring, among other things:

(a) the quality and integrity of the financial statements and related disclosure of Resverlogix;

(b) compliance by Resverlogix with legal and regulatory requirements that could have a material effect upon the financial position of Resverlogix which are not subject to the oversight of another committee of the Board of Directors or the Board of Directors as a whole;

(c) the independent auditor's qualifications and independence; and

(d) performance of Resverlogix's independent auditor.

2. Composition of Committee

The Committee shall consist of as many members as the Board of Directors shall determine, but in any event not fewer than three directors of Resverlogix, provided that each member of the Committee shall be determined by the Board of Directors to be:

(a) an "unrelated" and "independent" director as defined in, and for the purposes of, any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of Resverlogix are, from time to time, listed; and

(b) an "independent" and "financially literate" director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation.

3. Appointment of Committee Members

The members of the Committee shall be appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of shareholders and shall hold office until the next annual meeting, until they are removed by the Board of Directors or until their successors are earlier appointed, or until they cease to be directors of Resverlogix.

PART II
COMMITTEE PROCEDURE

4. Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee and shall be filled by the Board of Directors if the membership of the Committee is fewer than three directors. The Board of Directors may remove and replace any member of the Committee.

5. Committee Chair

The Board of Directors shall appoint a chair (the "**Chair**") for the Committee. The Chair may be removed and replaced by the Board of Directors.

6. Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7. Secretary of Committee

The Committee shall appoint a Secretary who need not be a director of Resverlogix.

8. Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. The Committee shall record and maintain minutes of meetings.

9. Special Meetings

The Chair, any two members of the Committee, the independent auditor or the Chief Executive Officer of Resverlogix may call a special meeting of the Committee.

10. Quorum

Two members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may, in any manner, waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Agenda

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board of Directors and management of Resverlogix. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practicable, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13. Delegation

Subject to subsection PART III19(e), the Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14. Access

In discharging its oversight role, the Committee shall have full access to all books, records, facilities and personnel of Resverlogix.

15. Attendance of Others at a Meeting

At the invitation of the Chair, one or more officers, directors or employees of Resverlogix may, and if required by the Committee shall, attend a meeting of the Committee.

16. Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board of Directors when the Committee may deem appropriate (but not later than the next meeting of the Board of Directors).

17. Outside Consultants or Advisors

The Committee, when it considers it necessary or advisable, may retain, at Resverlogix's expense, outside consultants or advisors (including independent counsel) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III
MANDATE OF COMMITTEE

18. Appointment of Resverlogix's Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian regulatory registration requirements, the Committee shall recommend to the Board of Directors the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for Resverlogix, such appointment to be confirmed by Resverlogix's shareholders at each annual meeting. The Committee shall also recommend to the Board of Directors the engagement letter with the independent auditor, the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for overseeing the work of the independent auditor (including resolution of disagreements between management of Resverlogix and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Resverlogix. The Committee shall communicate directly with the independent auditor. The independent auditor shall report directly to the Committee.

The Committee shall review the independence of the independent auditor including a written report from the independent auditor delineating all relationships between the auditor and Resverlogix, considering whether the advisory services performed by the independent auditor during the course of the year have affected its independence, and ensuring that no relationship or service between the independent auditor and Resverlogix is in existence that may affect the objectivity and independence of the auditor, or recommending appropriate action to ensure the independence of the independent auditor.

19. Specific Mandates

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) **Oversight in Respect of Financial Disclosure**

(i) review, discuss with management of Resverlogix and the independent auditor, and recommend to the Board of Directors for approval:

A. the audited annual financial statements;

B. the annual information form;

C. the annual management's discussion and analysis;

D. the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant financial information respecting Resverlogix;

E. all financial statements included in prospectuses or other offering documents;

F. any significant financial information contained in all prospectuses and all documents which may be incorporated by reference in a prospectus;

G. any significant financial information respecting Resverlogix contained in a material change report or a business acquisition report;

(ii) review and discuss with management of Resverlogix:

A. each press release which contains significant financial information respecting Resverlogix (including, without limitation, annual and interim earnings press releases) or contains earnings guidance, prior to public dissemination thereof;

B. the use of "pro forma" or "adjusted" non-GAAP information;

C. financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made), and the Committee need not discuss in advance each instance in which Resverlogix may provide earnings guidance or presentations to rating agencies;

(iii) review with management and the independent auditor the scope of the audit, in particular the independent auditor's view of Resverlogix's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Resverlogix's financial disclosure and reporting, degree of conservatism or aggressiveness of Resverlogix's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial disclosure and reviewed by the independent auditor;

(iv) review with management of Resverlogix and the independent auditor major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls and procedures for financial reporting and management information systems and inquire of management and the independent auditor about significant risks and exposures to Resverlogix that could significantly affect Resverlogix's financial statements;

(v) review with management of Resverlogix and the independent auditor, and satisfy itself as to the adequacy of the procedures that are in place for the review of Resverlogix's disclosure of financial information extracted or derived from Resverlogix's financial statements, and periodically assess the adequacy of those procedures;

(vi) review with management of Resverlogix and the independent auditor (including those of the following that are contained in any report of the independent auditor): (a) all critical accounting policies and practices to be used by Resverlogix in preparing its financial statements; (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the independent auditor's assessment of the alternatives; and (c) other material communications between the independent auditor and management of Resverlogix, such as any management letter or schedule of unadjusted differences;

(vii) review with management of Resverlogix and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet transactions on Resverlogix's financial statements;

(viii) review the plans of management of Resverlogix and the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(ix) review with management of Resverlogix, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of Resverlogix, and the manner in which these matters have been disclosed in the financial statements;

(x) review disclosures by Resverlogix's Chief Executive Officer and Chief Financial Officer with respect to any required certification for Resverlogix's financial statements by such individuals; and

(xi) discuss with management Resverlogix's material financial risk exposures and the steps management of Resverlogix has taken to monitor and control such exposures, including Resverlogix's financial risk assessment and financial risk management policies.

(b) **Oversight in Respect of Legal and Regulatory Matters**

(i) review, if necessary, with legal counsel, Resverlogix's compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of Resverlogix and which are not subject to the oversight of another committee of the Board of Directors or the Board of Directors as a whole.

(c) **Oversight in Respect of the Chief Financial Officer**

(i) consult with management on management's appointment, replacement, reassignment or dismissal of the Chief Financial Officer of Resverlogix; and

(ii) ensure the Chief Financial Officer of Resverlogix has access to the Chair, the Chairman of the Board of Directors and the Chief Executive Officer of Resverlogix, and shall meet separately with the Chief Financial Officer of Resverlogix to review any problems or difficulties he or she may have encountered in the performance of his or her responsibilities and report to the Board of Directors on such meetings.

(d) **Oversight in Respect of the Independent Auditor**

(i) meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(ii) review annually the independent auditor's formal written statement of independence delineating all relationships between itself and Resverlogix and review all such relationships;

(iii) receive confirmation from the independent auditor as to its standing as a "participating audit firm" and its compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board as those concepts are set forth in National Instrument 52-108 of the Canadian Securities Administrators;

(iv) review and evaluate the independent auditor, including the lead partner of the independent auditor team;

(v) meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management of Resverlogix; and

B. any changes required in the planned scope of the audit;

and report to the Board of Directors on such meetings;

(vi) review the engagement reports of the independent auditor on unaudited financial statements of Resverlogix; and

(vii) review and approve Resverlogix's hiring policies regarding partners, employees, former partners and former employees of Resverlogix's present and former independent auditor.

(e) **Oversight in Respect of Audit and Non-Audit Services**

(i) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

A. the aggregate amount of all such non-audit services provided to Resverlogix or its subsidiaries constitutes not more than 5% of the total amount of fees paid by Resverlogix (and its subsidiaries) to the independent auditor during the fiscal year in which the non-audit services are provided;

B. such services were not recognized by Resverlogix (or any subsidiary) at the time of the engagement to be non-audit services; and

C. such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee; and

(ii) delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section; provided that the decision of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at the first scheduled meeting following such decision, and provided further that, if the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section

(f) **Oversight in Respect of Certain Policies**

(i) establish procedures for: (a) the receipt, retention and treatment of complaints received by Resverlogix regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Resverlogix of concerns regarding questionable accounting or auditing matters; and

(ii) periodically review Resverlogix's public disclosure policy.

20. Self-Evaluation

The Committee shall conduct an annual performance self-evaluation and shall report to the Board the results of the self-evaluation.

21. Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

22. Review of Committee's Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors. The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and will suggest changes if it failed to do so. This review will also cover individual members' performance. This review forms part of the review process undertaken by the Governance and HR Committee, which reports its findings to the Board.

23. Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Resverlogix's financial statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management of Resverlogix and the independent auditor. The Committee and its Chair are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial risk and control related activities of Resverlogix, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. The role of all Committee members is to oversee the process, not to certify or guarantee the accuracy or completeness of the external audit of Resverlogix's financial information or public disclosure.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Health Editors:
Resverlogix's Lead Drug Featured in Key Scientific Publication

RVX-208 is the only Apo-A1/HDL drug to be highlighted

TSX Exchange Symbol: RVX

CALGARY, July 18 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) is pleased to announce that Resverlogix's lead drug is featured prominently in an article titled "Emerging Antidyslipidemic Drugs", which appears in the current edition of Expert Opinion of Emerging Drugs, a well respected scientific journal for the pharmaceutical industry. The article written by Drs.' Pollex, Joy and Hegele provides an overview of current and upcoming dyslipidemic drugs.

"To be the only ApoA-1/HDL drug highlighted in an esteemed journal such as Expert Opinion of Emerging Drugs speaks volumes as to the excitement felt in the scientific community for our lead drug RVX-208," stated Donald McCaffrey, President and CEO of Resverlogix. "The data provided to the authors was our preclinical data. The Phase 1a data which we recently announced illustrated very similar trending as the African Green Monkey data of increased ApoA-I production and HDL functionality, thus our enthusiasm continues to build as we head into our Phase 1b/2a trial later this year."

RVX-208 is a first-in-class small molecule that facilitates endogenous ApoA-I production. It is positioned as one of the most promising emerging drugs in the treatment of atherosclerosis, the largest medical market in the world with a critical unmet need. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production. Consequently this raises functional HDL levels which in turn enhance reverse cholesterol transport, atherosclerosis regression and ultimately reduction of major adverse cardiovascular events (MACE).

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Email: Theresa(at)resverlogix.com; Ken Lebioda, SVP Business & Corporate Dev't, Resverlogix Corp., Phone: (403) 254-9252, Email: Ken(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 09:30e 18-JUL-08

-35003

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Jan Gray Joins Resverlogix Board of Directors

RECEIVED
2008 AUG 12 A 7:47

TSX Exchange Symbol: RVX

CALGARY, July 25 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) is pleased to announce effective immediately Jan Gray, CA has joined the Company's Board of Directors. On the subject of her appointment Jan Gray said, "Working with Resverlogix represents an exciting opportunity for me. The Company has done a wonderful job moving forward its lead drug into clinical trials. I expect the next foreseeable future to be both busy and very exciting. I am delighted to be joining the Board of Resverlogix."

"Jan's background as a chartered accountant adds a new skill set to the current Board of Directors, which is fundamental to the operation of the group in today's complex financial reporting environment. We are very pleased that she has agreed to join Resverlogix's Board," stated Donald McCaffrey, President and CEO of Resverlogix. "Jan brings to us a wealth of strategic and organizational excellence. In addition to her duties as a Board member Jan will provide sound counsel to our audit committee."

Jan Gray, CA is a practicing chartered accountant who specializes in advising high net worth individuals with complex financial, investment and taxation issues. She is also Executive Vice-President and Treasurer of Cartwright Canada Inc., a legal publishing company and Controller of Felesky Flynn LLP, a regional Alberta law firm. Ms. Gray's prior experience includes being a former Vice President and Controller of GE Capital Canada and previous to this she worked for Ernst & Young where she was a Manager in the National Accounting Group providing quality assurance on large public practice engagements.

Ms. Gray currently serves on the board of directors of GE Money Trust Company, a unit of General Electric Company and the Auxilium Foundation where she administers the multi-million dollar charitable fund. In addition Jan is a regular volunteer with Inn From the Cold, Calgary's only shelter for homeless families which allows the family to remain together.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Email: Theresa(at)resverlogix.com; Don McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Email: Don(at)resverlogix.com; Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 13:00e 25-JUL-08

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: RESVERLOGIX CORP.

Fiscal year end date used To calculate capitalization: April 30, 2008

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end		(i) 26,900,160
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)		(ii) $13.56
Market value of class or series	(i) x (ii) =	$364,766,170 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)
(Repeat for each class or series of securities)		N/A (D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$364,766,170

Participation Fee — **$14,700.00**

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation Fee x Number of entire months remaining In the issuer's fiscal year / 12 = N/A

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

RESVERLOGIX CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE YEAR ENDED APRIL 30, 2008

JULY 28, 2008

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s (herein "Resverlogix" or the "Company") April 30th, 2008 audited financial statements. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP).

Information which is included herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "continue", "estimate", "forecasts" and other similar expressions, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks include, but are not limited to those associated with the success of research and development programs, clinical trial programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel.

Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Given these risks and uncertainties, readers are cautioned not to place any undue reliance on such forward-looking statements. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of pharmaceuticals. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet medical needs of human diseases. The Company's primary focus is to become a leader in the research, development and commercialization of novel therapeutics that reduce the risk of cardiovascular disease (CVD). The Company's secondary research focus is on inflammation, fibrotic disorders and cancer.

The Company has developed three separate programs in the CVD area of research. The primary CVD program is NexVas™ Plaque Regression (NexVas™ PR) which targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. ApoA-I is the key building block of HDL, the "good cholesterol". NexVas™ Vascular Inflammation (NexVas™ VI), the Company's second CVD program, is a research stage technology focused on molecular targets of vascular inflammation. The development of anti-inflammatory agents is poised to play a potentially significant role in the prevention of cardiovascular risk. ReVas™ is the Company's third cardiovascular program dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis.

The Company has initiated a new program in the area of cognitive disorders from its current NexVas technology platform. NexVas™ Alzheimer's Disease (NexVas AD) is a discovery stage technology for the development of drugs that enhance ApoA-I for stabilization and regression of Beta Amyloid Plaque. Epidemiological and mechanistic evidence indicate a link between low ApoA-I/HDL and neurodegenerative disease such as Alzheimer's Disease.

TGF-β Shield™ is a dual focused program that aims to address the unmet medical need of proliferate diseases, such as cancer and fibrosis, with a TGF-β inhibitor. The Company is focused on the development of a therapeutic approach to modulate the deleterious effects of TGF-β in cancers and fibrotic diseases, such as ophthalmic conditions of the eye.

The Company is focused on the primary stages of drug development, leading to early to mid-stage clinical studies. This core strategy avoids the significant costs of the final phases of the drug development process by either licensing or selling its technology prior to late stage trials. The pursuit of this strategy allows the Company to mitigate a major portion of the biotech investment risk.

Intellectual Property

The Company devotes significant resources to ensure protection of ideas and inventions related to core areas of its business. The Company's intellectual property portfolio that covers compositions, methods and treatments for cardiovascular and inflammatory disease, cancers and fibrotic indications.

As of July 28, 2008, Resverlogix owns and/or has rights to six patent families comprised of one issued US patent application and numerous pending applications. This includes non-provisional US and Patent Cooperation Treaty (PCT) applications. The pending patent applications are interrelated and assert rights to substantially similar inventions in different jurisdictions.

The Company's intellectual property strategy is to build a strong patent portfolio around the core technology that is important to the development of leading edge medicines. The Company's offensive and defensive strategies are to be the first to identify, isolate, and patent therapeutic agents with commercial importance, to seek out and license intellectual property believed to be useful in connection with potential products, and to control public disclosures.

The Company also believes that its know-how will provide a significant competitive advantage, and intends to continue to develop and protect its proprietary tools, methods and trade secrets. It is our policy to require employees, consultants, members of our Scientific and Clinical Advisory Board and other third parties in collaborative agreements to execute confidentiality agreements. Employee, consultant and contract research organization agreements specify that all inventions resulting from work performed utilizing the Company's property, business strategies, and work completed during employment/services performed are the Company's exclusive property to the extent permitted by law.

Trademarks

"NexVas", "ReVas", and "TGF-β Shield" are trademarks of Resverlogix Corp. in Canada and the United States."

Shares of Resverlogix trade on the Toronto Stock Exchange under the symbol, RVX.

HIGHLIGHTS AND CURRENT DEVELOPMENTS

The Company is encouraged by the scientific development of NexVas™ CVD program. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research, to proof-of-concept, and has recently completed its Phase 1a clinical studies for its NexVas PR technology. The hiring of world renowned experts and dedicated staff has made a significant contribution to the rapid progression in furthering the development of the Company's CVD research programs.

Scientific Developments

In May 2007, the Company announced the demonstration of a successful method and route of delivery for a potential therapeutic to select cells in the back of the eye. These findings were researched through the Institute of Ophthalmology, University College London, and will be used for testing and development of the Company's TGF-β Shield technology. Resverlogix is focused on the development of a therapeutic approach to modulate the deleterious effects of transforming growth factor-β in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In June 2007, the Company announced a research collaboration with Dr. Larry Sparks and Sun Health Research Institute, Sun City Arizona, for its NexVas AD program. Dr. Sparks was the first to discover the neuropathologic link between cholesterol and Alzheimer's Disease. In a three-year study at the Institute's Cleo Roberts Center for Clinical Research it was confirmed in nationwide clinical trials that elevated cholesterol levels might predict which aging seniors are more at risk of developing Alzheimer's Disease. In a separate study directed by Dr. Sparks, it was demonstrated that Lipitor®, a cholesterol-lowering medication, slows the progression and reduces the deterioration of Alzheimer's Disease. Sun Health Research Institute (SHRI) has been a leader nationally and internationally in the effort to find answers to disorders related to aging including Alzheimer's Disease, Parkinson's disease, arthritis and prostate cancer. The Institute, founded in 1986, together with its Arizona consortium partners, has been designated by the National Institutes of Health as one of just 29 Alzheimer's Disease Centers in the nation.

In July 2007, the Company released important data from a non-human primate study on the clinical lead compound, RVX-208. Data highlights from the study in adult African green monkeys illustrate that RVX-208 elevates both ApoA-I and HDL-c in a dose-dependent manner. When RVX-208 was administered over 28-day and 42-day treatment regimens, ApoA-I levels were increased up to 52% and HDL cholesterol levels increased up to 75%. By using a range of doses the Company has demonstrated a clear dose-response relationship for effects on both ApoA-I and HDL. The data confirmed the potency of RVX-208 on ApoA-I and HDL-c and added new information with robust dose-response using lower doses than the last reported monkey study in April 2007. No adverse effects were noted within the dosing ranges used. The data also provides additional information to better enable the execution of our proof-of-concept tests in man. The African green monkey data, by virtue of being derived from a predictive animal model for the human situation, has been useful in designing of the Phase 1 trial.

In September 2007, the Company announced positive results from preliminary proof-of-concept studies for Resverlogix's TGF-Beta Shield™ as a potential new therapy for the treatment of glaucoma. The studies conducted by Dr. Maria Francesca Cordeiro, from the University College London, Institute of Ophthalmology (IoO) showed data from an animal model that could lead to a novel therapy targeted against cells found at the back of the eye, for the treatment of glaucoma. Dr. Cordeiro's group at the IoO has an international reputation in the field of glaucoma research, and has been awarded the 2005 Lewis Rudin Prize for the best research paper published worldwide in 2004. As a Consultant

Ophthalmologist at The Western Eye Hospital, London, she specializes in treating patients with glaucoma. This research is part of a sponsored agreement focused on the development of a therapeutic approach to modulate the deleterious effects of Transforming Growth Factor-Beta (TGF-Beta) in glaucomatous eyes, as well as in other fibrotic and ophthalmic conditions.

In December 2007, the Company received approval by the U.S. Food and Drug Administration to initiate a Phase 1a clinical trial of oral RVX-208 in the United States. The Phase 1 clinical trial took place at a leading U.S. contract research organization. The trial consisted of three arms, an ascending single dose, a fed and fasted dose effect study, and a seven-day ascending multiple dose that enroll a total of 80 healthy volunteers. The primary objective of the trial was to evaluate oral RVX-208 in healthy adult subjects for safety, tolerability and pharmacokinetics. Results from this Phase 1a trial will be used for optimizing dosing for future trials including the company's Phase 1b trial.

In January 2008, the Company provided preliminary data from the RVX-208 Phase 1a single ascending dose (SAD) safety and pharmacokinetics study. These early results illustrated no safety and tolerance problems at any of the given doses. Preliminary pharmacokinetic (PK) data was also drawn which illustrated better than anticipated uptake activity of the drug.

In April 2008, the Company announced that it has completed dosing of its Phase 1a safety, tolerability and pharmacokinetics study for its lead drug candidate, RVX-208. The initial data was very good, and successfully met its study objectives. From these results, the Company is now planning the Phase 1b/2a trial which, pending discussions and approval from the FDA, is expected to start in the fall of 2008.

The following scientific developments were announced subsequent to the Company's fiscal year ended April 30, 2008:

In June 2008, the Company completed the planned exploratory efficacy analysis of the data from the Phase 1a, 7 day RVX-208 treatment subjects. Analysis from two independent and external laboratories of blinded serum samples showed consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway. The Company witnessed increases in pre-beta HDL of in excess of 30%, cholesterol efflux above 10%, serum ApoA-I over 10%, and HDL-C over 10% (not statistically significant) verses placebo. These findings follow a similar pattern as demonstrated in the African green monkey studies. Crucial to these findings is the rapid onset of action in this particular 7 day trial, with preliminary increases surpassing the previous 8% five week (35 day) average benchmark totals displayed by Pfizer's previous ApoA-I Milano recombinant protein studies.

In June 2008, the Company announced its sponsorship in a study which will address patients with acute coronary syndrome. Dr. Stephen J. Nicholls, M.B.B.S., Ph.D. of the Cleveland Clinic Coordinating Center for Clinical Research will lead a team of experts coordinating the development of a protocol for RVX-208 in a Phase 2b intravascular ultrasound study (IVUS). The Company anticipates conducting the Phase 2b trial next year, upon completion of a successful Phase 1b/2a trial. Cleveland Clinic researchers will assist in the planning and coordinating of the trial of RVX-208. The study will seek to answer important scientific questions surrounding the potential regression of atherosclerosis by measuring the rate of regression of coronary disease using IVUS, a technique that directly measures the amount of plaque in the coronary arteries.

Peer Review and Recognition

In August 2007, the Company announced it has been awarded the 2007 North American Excellence in Technology of the Year Award by Frost & Sullivan. The award is bestowed upon the company that has pioneered the development and introduction of an innovative technology into the market; a technology that has either impacted or has the potential to impact several market sectors.

"Resverlogix NexVas™ PR technology for the treatment of atherosclerosis is a best-in-class technology for therapeutic drug development. The enhancement of ApoA-I has the potential to revolutionize how cardiovascular diseases are treated in the future," said Sangeetha Prabakar, Research Analyst for Frost & Sullivan.

This award recognizes a company's successful technology development that is expected to bring significant contributions to the industry in terms of adoption, change, and competitive posture. It also recognizes the overall technical excellence of a company and its commitment towards technology innovation.

In November 2007, the Company presented key scientific data highlighting the novel features of RVX-208 at the American Heart Association Scientific Session. The data was presented by Dr. Jacques Genest M.D., a member of the Company's Clinical Advisory Board and director of the division of cardiology at McGill University's health centre. Resverlogix's novel drug has demonstrated the ability to increase the production of ApoA-I and functional HDL. In his presentation, Dr. Genest discussed the effects of oral administration of RVX-208 on serum ApoA-I levels, HDL subspecies distribution and the functional improvements of serum to promote cellular cholesterol efflux from vulnerable plaque cells. The fact that the data is based on African Green monkeys, in a context of dose-response, makes it predictive for similar treatment effects in humans.

On November 29, 2007, the World Economic Forum ("WEF") announced Resverlogix as the winner of the highly prestigious Technology Pioneer Award in recognition of its NexVas™ Plaque Regression program. Resverlogix was selected because of their efforts in developing highly promising new molecules that increase the production of ApoA-I and HDL for the treatment of atherosclerosis, the major underlying cause of cardiovascular disease (CVD).

The Technology Pioneers 2008 were nominated by the world's leading venture capital and technology companies. The final selection was made by a panel of leading technology experts appointed by the WEF. To be selected as a Technology Pioneer, a company must be involved in the development of life-changing technology innovation and have potential for long-term impact on business and society. In addition, it must demonstrate visionary leadership and show the signs of being a long-standing market leader. The award winners are companies that have been identified as developing and applying highly transformational and innovative technologies in the areas of energy, biotechnology and health, and information technology.

The following key highlights were announced subsequent to the Company's fiscal year ended April 30, 2008:

In July 2008, RVX-208, was selected as one of the top 10 most promising cardiovascular disease drugs available for strategic partnering by an independent committee assembled by Windhover Information, a leading provider of business information products and services to senior executives in the pharmaceutical, biotechnology, and medical device industries. The selection committee was led by Marc Wortman, PhD, contributing writer to Windhover's *IN*

VIVO and *Start Up* publications, and Michael Rice, Senior Consultant, and Ed Saltzman, President of Defined Health, a leading business development strategy consulting firm. Drawing on the analytic resources of these organizations, the group evaluated hundreds of compounds currently in development for the treatment of cardiovascular disease prior to selecting RVX-208 among the top ten most attractive drugs available for partnering. As a selected company, Resverlogix has been invited to present data on RVX-208 at Windhover's Therapeutic Area Partnerships conference on November 3-5, 2008 in Philadelphia.

In July 2008, Resverlogix's lead drug RVX-208, was featured prominently in an article titled "Emerging Antidyslipidemic Drugs", which appears in the current edition of *Expert Opinion of Emerging Drugs*, a well respected scientific journal for the pharmaceutical industry. The article written by Drs.' Pollex, Joy and Hegele provides an overview of current and upcoming dyslipidemic drugs. RVX-208 was the only ApoA-I/HDL drug mentioned in the esteemed journal which highlights the high regard for Resverlogix's lead drug. The assessment by the authors for the article was based on pre-clinical African green monkey data.

Clinical Advisory Board

The Company established a Clinical Advisory Board (CAB) of world leading scientific researchers in the area of atherosclerosis and cardiovascular diseases. The purpose of the committee is to provide guidance to the Company in the development of the NexVas program.

Resverlogix named Dr. Philip Barter, MBBS, PhD, MRACP, FRACP, Dr. Prediman K. Shah, MD, Dr. Daniel Rader, MD, Dr. Bo Angelin, MD, PhD and Dr. Jacques Genest, MD, FRCP(C), all internationally renowned cardiovascular researchers, to the CAB. Dr. Barter is currently Director of the Heart Research Institute, in Sydney, Australia, and is also a Professor of Medicine at the University of Sydney. Dr. Shah is Director of the Division of Cardiology and the Director of the Atherosclerosis Research Center at Cedars-Sinai Medical Center. He is also Professor of Medicine at the David Geffen School of Medicine at the University of California, Los Angeles. Dr. Rader is an Associate Professor of Medicine and Pathology at the University of Pennsylvania school of medicine in Philadelphia, Pennsylvania. He is Director of Preventive Cardiology and the Lipid Clinic and Associate Director of the General Clinical Research Center. Dr. Rader is a member of the American Society of Clinical Investigation and serves on the executive committee of the Arteriosclerosis Thrombosis and Vascular Biology Council of the American Heart Association and the Scientific Board of the Sarnoff Foundation. Dr. Bo Angelin is Professor of Clinical Metabolism at Karolinska Institutet and Head of the Center for Metabolism & Endocrinology and Director of Research & Development at Huddinge University Hospital. In addition to these appointments, Dr. Angelin is currently serving as a Member of the Nobel Assembly of Karolinska Institutet and the Nobel Committee for Physiology or Medicine and is Member of the Board of Directors for Astra Zeneca. Dr. Genest is currently Professor, Faculty of Medicine, at McGill University and Director of the Division of Cardiology at McGill University Health Centre/Royal Victoria Hospital. He is also a member of a number of associations including the Canadian Medical Association, American College of Physicians, Royal College of Physicians and Surgeons of Canada, American College of Cardiology and the American Heart Association. The support and guidance received from the members of the CAB has assisted in accelerating the NexVas PR program in its clinical trial development.

Appointment of Directors and Key Personnel

In May 2007, Resverlogix appointed Dr. Roger S. Newton, PhD, to the Board of Directors, effective July 10, 2007. Dr. Newton has worked in the pharmaceutical and life sciences industries for over 25 years, and is a former Senior Vice-President of Pfizer Global Research and Development, and a former Director of Esperion Therapeutics Inc., a Pfizer Inc. company. He was also Co-founder, President and Chief Executive Officer of Esperion Therapeutics, which was acquired by Pfizer Inc. for $1.3 billion U.S. in 2004. His exceptional track record will clearly add a very positive level of proven expertise in drug development, corporate finance and operational management to the board.

In September 2007, Stella Thompson joined the Board of Directors. Ms. Thompson has over 30 years of experience and expertise in corporate governance, with membership on a number of corporate and not-for-profit boards, as well as executive and management positions at a number of large corporations. She is currently principal consultant and co-founder of Governance West Inc., a consulting firm specializing in assisting boards of directors to achieve excellence in the governance of their organizations. Her expertise will assist the Company in facilitating strategic, organizational and operational excellence.

The following appointment of key personnel was announced subsequent to the Company's fiscal year ended April 30, 2008:

In June 2008, the Company announced the addition of Dr. F. Allan Gordon, M.D., Ph.D. who will be the Company's Senior Vice President of Clinical Development. Dr. Gordon has more than 20 years of experience as a research scientist and clinician in cardiology. Prior to joining the Company, he was the CEO for Nile Therapeutics, an early stage bio-pharmaceutical in cardiovascular science, focused on acute heart failure. Moreover, Dr. Gordon led the international development program for Natrecor at Scios Inc, a Johnson & Johnson company and has worked with several large pharmaceutical companies in leading positions on clinical development programs for cardiovascular disease, including Astra-Zeneca, Bristol-Myers Squibb and Novartis. Dr. Gordon received his M.D. and Ph.D. from the Karolinska Institute in Sweden.

In July 2008, Resverlogix appointed Ms. Jan Gray, C.A., to the Board of Directors. Ms. Gray is a practicing chartered accountant who specializes in advising high net worth individuals with complex financial, investment and taxation issues. She is also Executive Vice-President and Treasurer of Cartwright Canada Inc., a legal publishing company and controller of Felesky Flynn LLP, a regional Alberta law firm. Ms. Gray currently serves on the board of GE Money Trust Company and the Auxilium Foundation, where she administers the multi-million dollar charitable fund.

Issuance of Convertible Debentures

<u>January 2007 Financing</u>

On August 31, 2007, as part of the financing amendment described below, the January 2007 debentures were amended to eliminate the trading volume equity conditions under the original debenture. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The balance of the January 2007 notes and warrants remain unchanged from its original form. The effect of the modification to the remaining debt value from the original U.S. $17 million convertible debenture and its related warrants was not significant to the Company's consolidated financial statements.

As of July 28, 2008, the holders of the January 2007 financing have converted 1,469,000 of the underlying common shares leaving approximately 23,000 underlying common shares or a face value of $278,000 (U.S.) of the debentures unconverted.

June 2007 Financing and Subsequent Amendment of Terms

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 and is described below. During the year the interest rate was increased to 14% from its original 8% coupon rate due to provisions in the financing that permitted increases when trading prices closed below certain trading ranges described in the debenture prior to the August 31, 2007 financing amendment.

In addition, if circumstances occurred where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus accrued interest.

The effect of the modification to the U.S. $25 million convertible debentures and the related warrants on August 31, 2007 was an increase to the convertible debentures equity component of $13.1 million, an increase to the related warrants of $3.7 million and a corresponding increase to deficit of $16.8 million, all within the Shareholders' equity category of the consolidated balance sheet. The modification had no significant impact of the liability portion of the convertible debentures and had no impact to the statement of operations and comprehensive loss..

As of July 28, 2008, the holders of the Amended June 2007 financing have converted 874,000 of the underlying common shares leaving approximately 2,069,000 underlying common shares or a face value of $17.9 million (U.S.) of the debentures unconverted. No put options have been exercised by the debenture holders as of July 28, 2008.

For the quarter ended April 30, 2008, the Company paid its total interest obligations of $44,000 U.S. in the form of 3,473 common shares. For the year ended April 30, 2008, the Company has paid its total combined interest obligations of $1,928,000 U.S. on the debentures in the form of 141,375 common shares and $89,000 U.S. in cash. Included in this year ended April 30, 2008 total was payment of the semi-annual interest obligation due

July 1, 2007 and January 1, 2008 of $1,406,000 U.S. paid in the form of 98,449 common shares and $42,000 U.S. in cash. Interest to Maturity obligations for the year ended April 30, 2008 were settled with 374,920 common shares which had a carrying a value of $3,092,000 U.S. The shares issued to settle this conversion right obligation ("Interest to Maturity") are treated as an equity instrument for financial statement presentation purposes and are therefore classified as a discount to the corresponding debt conversion price with no corresponding carrying value.

As of July 28, 2008, total historical interest obligations paid to date was $3,073,000 U.S. This obligation was paid in the form of 258,588 common shares and $89,000 U.S. in cash. There was no change to the total historical Interest to Maturity obligations from the April 30, 2008 year-to-date total noted above.

Further detail of the provisions of the January and June 2007 financings is disclosed in the Financing Activities section of the Management's Discussion and Analysis and the Notes to the April 30, 2008 Financial Statements.

SELECTED ANNUAL INFORMATION

Financial information for the last three years ended April

	2008	2007	2006
Revenue	$1,073,851	$321,179	$272,266
Net (loss)	($28,378,168)	($18,330,001)	($7,133,679)
Net (loss) per share (basic and fully diluted)	($1.10)	($0.76)	($0.30)
Assets	$20,894,662	$16,611,861	$9,007,554
Long-term liabilities	$12,210,272	$14,694,289	$0

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the year ended April 30, 2008 of $28,378,168, or $1.10 per share compared to a net loss of $18,330,001 or $0.76 per share for the year ended April 30, 2007.

The average monthly "cash burn rate", of net revenues and expenditures excluding non-cash items, for the year ended April 30, 2008 was $1,617,000 as compared to $1,097,000 for the same period in the prior year. The increase is primarily related to Investigational New Drug (IND) related activities and the commencement of clinical trials during the year, as well as increased interest costs on additional financing completed in June 2007.

Revenue

The revenue of the Company consisted primarily of interest earned on funds invested. Interest revenue was $1,073,851 for the year ended April 30, 2008, as compared to $320,665 for the year ended April 30, 2007. Interest revenues increased over the prior year comparatives due to additional cash reserves as a result of the January and June 2007 financing.

Research and Development

For the year ended April 30, 2008, research and development (R&D) expenditures totaled $14,730,065 compared to $10,598,795 for the year ended April 30, 2007. R&D expenditures in the current year were primarily related to the completion of the IND enabling studies to support the application and the commencement of clinical trails in December 2007. Key areas of expense included clinical trial costs, chemical synthesis, pharmacokinetics studies and toxicology studies for the IND application.

These expenses have increased substantially from the prior year as the Company entered in the IND phase and more recently into the Phase 1 trials. Although expenditures in this area have increased significantly, it is not unusual given the fast progression of the research and the stage of development. The Company continues to closely monitor results for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for Research & Development (R&D) staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. The Company currently has approximately 45 R&D staff and consultants. The Company will be entering into further Phase 1 and 2 human clinical trials and expects future R&D costs to increase in next fiscal 2009 as the clinical program advances.

General and Administrative

For the year ended April 30, 2008, general and administrative expenditures totaled $2,911,680, compared to $2,318,244 for the year ended April 30, 2007.

General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major component of the expenses for the year ended April 30, 2008 was salaries, benefits, consulting and directors' fees and recruitment costs for $1,401,849, as compared to $1,073,560 for the year ended April 30, 2007. The Company also incurred $428,767 for professional fees and $353,809 for shareholder, investor relations and regulatory expenses. This compares to $356,712 and $282,789 respectively for the same period last year. The remaining expenditures were related to general operating costs.

Stock Based Compensation

For the year ended April 30, 2008, $6,934,805 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $4,425,135 for the year ended April 30, 2007. The issuance of the stock options, the appreciation of the Company's trading value from the prior year period, and revaluation of consultant's options have resulted in the increase in stock based compensation expense. The recognition of stock based compensation is a non-cash expense.

Interest and Accretion on Convertible Debt

As result of issuing convertible debenture in January and June 2007, the Company has accrued interest at a coupon rate of 8% to 12% in the amount of $3,041,481 for the year ended April 30, 2008, compared to $502,028 for the year ended April 30, 2007. The accretion of interest resulting from using the effective interest rate method on the carrying value of the convertible debt was $1,541,314 for the year ended April 30, 2008, compared to $407,640 for the year ended April 30, 2007. The accretion is reflected as non-cash interest expense in the statement of operations and deficit.

RESULTS OF OPERATIONS – 4th QUARTER 2008

Resverlogix incurred a net loss for the three months ended April 30, 2008 of $7,229,046, or $0.28 per share compared to a net loss of $8,594,122 or $0.36 per share for the three months ended April 30, 2007. The average monthly "burn rate", of net revenues and expenditures excluding non-cash items, for the three months ended April 30, 2008 was $1,976,000 as compared to $1,595,000 for the same period in the prior year.

For the quarter ended April 30, 2008, interest revenue was $145,770, compared to $182,617 in the same quarter last year. The decrease in interest revenue in the quarter was primarily the result of falling interest rate yields in fiscal 2008 from the prior year.

Research and development expenditures were $4,493,350 for the quarter ended April 30, 2008, compared to $4,190,854 in the same quarter last year. Increased costs in the 4th quarter of 2008 resulted from entering Phase 1 human clinical trials in the development of scientific programs.

For the quarter ended April 30, 2008, general and administrative expenditures totaled $1,003,372, compared to $777,567 for the quarter ended April 30, 2007. Directors' compensation of $144,683 was incurred in the quarter, and salaries and benefits increased to $455,732 for the quarter, from $394,266 in the same quarter last year. Travel and related expenses increased to $96,542 for the quarter, compared to $22,383 in the same quarter last year due to a large number of investor and scientific conferences in the period.

Stock based compensation expense was $843,507 for the quarter ended April 30, 2008, compared to $3,093,939 for the same period in the prior year. An adjustment was made during the three months ended April 30, 2007 to revalue stock based compensation for options issued in prior periods to key optionees that are deemed consultants in accordance with accounting standards. The significant appreciation of the Company's trading value at the year ended April 30, 2007 resulted in a large increase in the prior year in the valuing the stock based compensation. Actual cash expense associated with issuing employee stock options was nil.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information derived from the Company's unaudited interim period financial statements for each of the eight most recently completed quarters. This financial data has been prepared in accordance with GAAP.

	For the three month period ended			
	April 30 2008	Jan. 31 2008	Oct. 31 2007	July 31 2007
Revenue	$145,770	$274,140	$357,726	$296,215
Net loss	($7,229,046)	($6,257,012)	($7,906,299)	($6,985,811)
Net loss per share (basic and fully diluted)	($0.28)	($0.24)	($0.31)	($0.28)

	For the three month period ended			
	April 30 2007	Jan. 31 2007	Oct. 31 2006	July 31 2006
Revenue	$182,617	$49,714	$31,367	$57,481
Net loss	($8,594,122)	($4,574,578)	($3,164,869)	($1,996,432)
Net loss per share (basic and fully diluted)	($0.36)	($0.19)	($0.13)	($0.08)

Items that impact the comparability of operating income include:

- Revenue is the interest recorded on the Company's short term investments. These balances will fluctuate with the amount of available cash to the Company and any financing activities that are undertaken. The increase in revenues for the last four quarters is the result of financing activities in January and June of 2007. The April 30, 2008 quarter was lower than the prior year due to falling interest rate yields on short-term investments.
- The progression of the research and development activity of the Company directed towards the CVD programs, the completion of the IND for RVX-208 in the fall of 2007, and the commencement of Phase 1 clinical programs in December 2007.
- For the last five quarters, the Company has recorded interest and accretion expense as a result of convertible debenture financing that was closed in January and June of 2007. For the year ended April 30, 2008, the Company has recorded $4,582,795 compared to $909,668 for the year ended April 30, 2007.
- Stock based compensation costs have fluctuated from quarter to quarter primarily tied to when options are issued and how they are accounted for and valued in those periods, as well as the revaluation of stock based compensation for key consultants in accordance with accounting standards. Stock based compensation ranged from $844,000 to 2,852,000 in the last year. The same prior year periods ranged from 282,000 to $3,094,000. The amortization of stock-based compensation is a non-cash expense.
- The results for the year ended April 30, 2008 contain a net foreign exchange currency gain of $276,000 compared to $305,734 for the year ended April 30, 2007, as a result of the appreciation of the Canadian dollar against the U.S. dollar. As a large portion of the company's expenses and financial instruments are denominated in U.S. dollars, it had a significant impact on the financial results.

LIQUIDITY

As at April 30, 2008, cash and near cash investments totaled $18,013,588 as compared to $12,726,947 at April 30, 2007. The Company's policy is to invest its cash reserves in low risk investments with a maturity of less than one year at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At April 30, 2008, the Company had working capital of $16,267,778 compared to $10,529,977 at April 30, 2007. Given the expected overall cash burn rate, the Company believes it will require additional financing within the next year to provide sufficient cash reserves to operate its clinical and research development operations with the assumption of no revenues.

FINANCING ACTIVITIES

The Company sold and issued to certain institutional investors $17.0 million (U.S.) of senior secured convertible debentures due January 4, 2010. The debentures are convertible any time at the option of the holders at a conversion price of $12.07 per share, subject to adjustments described further in the notes to the financial statements. As of the year ended April 30, 2008, the debentures carried an interest rate of 12%, a four percent increase from its initial rate. The increase in the rate was the result of certain interest rate provisions in the debentures where the trading ranges of Company's share price closes below the conversion price used to value the conversion rights. In circumstances where the Company's share price trades below the conversion price then in effect for a pre-determined period of time and the holders convert their debentures, the Company is obligated to make additional payments calculated using the interest methodology as defined in the debentures at the then applicable rate on the converted amount commencing on the conversion date through the maturity date of the debenture ("Interest to Maturity").

On June 6, 2007, the Company sold and issued to certain institutional investors $25.0 million (U.S.) of senior secured convertible debentures due June 6, 2012 which were subsequently amended on August 31, 2007 as described below.

Under the terms of the original financing the debentures were convertible any time at the option of the holders initially at a conversion price of $17.50 per share. The debentures carried an 8% interest rate payable semi-annually and were subject to increases in the rate between 10-15% pursuant to certain conditions where trading ranges of Company's share price closes below the conversion price then in effect. The interest rate was increased to 14% due to trading prices closing below the trading ranges of the debenture prior to the August 31, 2007 financing amendment. Prior to the August 31, 2007 financing amendment, the original $25.0 million (U.S.) financing was subject to the same Interest to Maturity provisions as the $17.0 million (U.S.) financing described above.

On August 31, 2007, the Company amended the terms of the June 2007 financing to eliminate the Interest to Maturity provisions and reduce the then in effect adjusted interest rate of 14% to a 12% fixed rate. In exchange for these amendments, the conversion price has been amended to $8.76 from the original conversion price of $17.50. In addition, the warrants issued under the June 2007 financing have been re-priced to $10.25 from $20.63 and an additional 529,351 warrants have been issued for a total of 1,058,702.

The amended agreement also provides the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if certain trading and equity conditions are met. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount plus any accrued interest.

The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.1 million U.S. plus accrued interest. The first put option was available to the holders after October 31, 2007. As of July 28, 2008, no put options have been exercised.

As part of the August 31, 2007 financing amendment, the January 2007 debentures were amended to eliminate the trading volume equity conditions under the original debentures. These original conditions limited the ability of the Company to issue shares in lieu of cash when paying any interest obligation. The Company has amended the January 2007 warrants previously priced at $15.09 to $10.25 in exchange for the waiver of the volume related equity conditions. The balance of the January 2007 notes and warrants remain unchanged from its original form.

INVESTING ACTIVITIES

For the year ended April 30, 2008, $370,761 was spent on property and equipment additions, consisting mostly of lab equipment. For the year ended April 30, 2007, property and equipment additions totaled $517,125.

Patent additions totaled $171,017 for the year ended April 30, 2008, compared to $391,804 for the year ended January 31, 2007. These expenditures reflect the legal costs associated with our expanding patent-pending applications.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at April 30, 2008:

Contractual Obligations	2009	2010	2011	2012	2013
Research contracts	$807,500	$0	$0	$0	$0
Convertible Debentures (U.S.$)	$0	$278,334	$0	$18,812,821	$0
Operating leases	$201,862	$176,883	$150,332	$160,932	$13,491

The Company has entered into various research contracts. The initial deposits required upon acceptance of the contracts total $15,950 and have been appropriately reflected in the financial statements.

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, the testing for recoverability of intellectual property and patents and income tax valuation allowance.

Equity Based Instruments

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments for its common share purchase warrants and stock options for employee and key consultants issued by the Company. The pricing model requires the use of several assumptions, including the average expected life and volatility of the Company's stock, which are made at the time of the option grant. Management has selected these variables and uses the Black-Scholes model on a consistent basis.

Convertible Debentures

The initial value of the convertible debentures are calculated incorporating estimated discount rates, terms and interest rate assumptions which, if changed could impact future earnings.

Intellectual Property and Patent

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

Income Tax Valuation Allowance

The Company has a net tax benefit resulting from non-capital losses carried forward and pools of scientific research & development expenditures and investment tax credits. In view of the history of net losses by the Company, management has recorded a full valuation allowance against these potential income tax assets.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

Effective May 1, 2007, the Company adopted the new recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation, Section 3865, Hedges and Section 1530, Comprehensive Income. In accordance with the transitional provisions of the new standards, prior period financial statements were not restated.

Section 1530, Comprehensive Income

The section requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events, and circumstances not related to shareholders. The Company has not recognized any adjustment through comprehensive income for the year ended April 30, 2008.

Section 3855, Financial Instruments – Recognition and Measurement, and Section 3861, Financial Instruments – Disclosure and Presentation

These sections establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements. This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount. Depending on their balance sheet classification, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on the financial classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The Company has designated its financial instruments as follows:

- Cash and cash equivalents and short-term investments are classified as "Held-for-Trading" and carried at fair value and changes in fair value of financial assets are marked-to-market and recorded in the statement of operations at each period end.
- Accounts payable, accrued liabilities and convertible debentures are classified as "Other Liabilities". After initial fair value measurement, they are measured at amortized cost using the effective interest rate method.

The new standard requires derivative instruments that may be recorded in other financial instruments (the "host instrument") to be treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in other income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements and did not identify any embedded features that require separate presentation from the host contract.

As a result of adopting Section 3855, deferred financing costs relating to convertible notes, have been reclassified from deferred financing costs to convertible debentures on the consolidated balance sheet. These costs will be taken into earnings using the effective interest method over the life of the related debt.

Section 3865, Hedges

This section specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company's financial statements for the year ended April 30, 2008.

Future Accounting Changes

In 2006, the CICA announced that accounting standards in Canada will converge with International Financial Reporting Standards (IFRS). The Company will need to begin reporting IFRS in the first quarter of the 2012 fiscal year, with comparative data for the prior year. IFRS uses a conceptual framework similar to GAAP, but there could be differences on recognition, measurement and disclosures that will need to be addressed.

In addition, the CICA has issued the following new Handbook Sections, which will become effective on May 1, 2008 for the Company:

- Section 3862 - Financial Instruments – Disclosures;
- Section 3863 - Financial Instruments – Presentation;
- Section 1535 - Capital disclosures;
- Section 3064 - Goodwill and Intangible Assets.

These new Sections carry forward unchanged presentation requirements of Section 3861 – Financial Instruments – Disclosure and Presentation; and converge with the capital disclosure-related amendments to International Accounting Standards.

Section 3862 places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed and also simplifies the disclosures about concentrations of risk, credit risk, liquidity risk and market risk currently found in Section 3861. Additional requirements include: more extensive disclosures about exposures to liquidity; currency and other price risks and an analysis of the sensitivity of net income for possible changes thereto; more specific disclosures about collateral; and details of liabilities that are in default or in breach of their terms and conditions.

Section 3863 carries forward, without change, the presentation-related requirements of Section 3861.

Section 1535 requires the disclosure of: an entity's objectives, policies and processes for managing capital; quantitative data about what the entity regards as capital; whether the entity has complied with any capital requirements; and, if it has not complied, the consequences of such non-compliance.

Section 3064 replaces CICA 3062 - Goodwill and Intangible Assets and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the recognition of internally developed intangible assets, whether separately acquired or internally developed, and provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

The Company is in the process of assessing the full impact of these new Sections on its financial statement reporting.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2008, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2008, the Company paid consulting fees of $20,000 (2007 - $30,000) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at July 28, 2008)

Authorized and Issued Share Capital

There were 27,168,373 common shares issued and outstanding for a total of $45,142,673 in share capital, net of share issue costs. There are no preferred shares issued.

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	200,000	$1.50	3/15/09
Options	57,000	$2.53	9/28/08
Options	200,000	$2.25	9/28/10
Options	75,000	$2.47	9/28/08
Options	30,000	$5.27	2/16/09
Options	50,000	$7.44	4/8/09
Options	20,000	$7.96	5/6/09
Options	30,000	$7.96	5/6/10
Options	25,000	$6.18	6/27/10
Options	60,000	$6.97	9/13/10
Options	375,000	$7.23	10/6/10
Options	25,000	$6.97	12/15/10
Options	400,000	$7.60	2/28/13
Options	187,500	$7.35	3/7/11
Options	105,000	$6.80	6/8/10
Options	130,000	$6.44	6/28/10
Options	235,000	$14.16	1/4/11
Options	450,000	$15.90	5/14/12
Options	180,000	$12.07	9/18/11
Options	50,000	$12.95	11/1/11
Options	110,000	$12.88	2/11/12
Warrants	408,647	$10.25	1/4/11
Warrants	1,058,702	$10.25	6/6/12
Convertible debentures	23,100	$12.07	1/4/10
Convertible debentures	2,052,500	$8.76	6/6/12
Total	7,486,149	$1.50 to $15.90	

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest and foreign currency exchange rates, each which could adversely affect the value of our current assets and liabilities.

The Company has a portfolio of short term investments which are substantially investment grade commercial debt and government agency notes. These investments are made with the primary objective of achieving the highest rate of return while preserving the liquidity and safety of the principal. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer. The current portfolio of short-term investments has maturity dates to May 2008. We do no believe that the results of operation or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio due to the short-term maturities of the investments.

The Company has not entered into any forward currency contracts or other financial derivatives to hedge against foreign exchange risk. The Company will monitor future U.S. cash needs and determine what actions should be taken to manage future currency risk.

The market value of the short-term investment is approximately $15.6 million with unrealized interest revenues of $24,500 as at April 30, 2008. The average investment yield for the year ended April 30, 2008 was 2.5% compared to 4% for the prior year. Interest income from short-term investments is classified as revenue in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

As of April 30, 2008, the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") together with the Company's management have evaluated the design of the Company's disclosure controls and procedures. They concluded that the Company's disclosure controls and procedures, subject to the below noted weaknesses, can provide reasonable, not absolute, assurance that the objectives of the control systems are met.

INTERNAL CONTROLS

The CEO and CFO are responsible for designing internal control procedures over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company, due to its limited number of staff, has weaknesses in its control over financial reporting which are:

1. Due to the limited number of staff, it is not possible to achieve segregation of all duties. Management has attempted to mitigate the risk of material misstatement in financial reporting through a combination of extensive and detailed review by senior management and the board of directors. Where practicable, the Company will make necessary changes to improve the segregation of duties.
2. Due to the limited number of staff, the Company has a risk of material misstatement related to complex and non-routine complex accounting transaction. Management and Board reviews are utilized to mitigate these risks but there is no guarantee that a material misstatement would be prevented. The Company will attempt to remediate this weakness by employing outside consultants with the appropriate expertise when the need arises to assist with complex accounting and technical issues.

During the quarter ended April 30, 2008 we have not made any changes in the Company's internal controls over financial reporting that would materially affect, or is reasonable likely to materially affect, the Company's internal controls over financial reporting.

OUTLOOK

We continued to pursue our mission to be first-in-class in the research and early clinical development of revolutionary products. It is in this pursuit we achieved a great deal over the past year. The Company achieved proof-of- concept in non human primate studies which demonstrated that RVX-208 increased levels of ApoA-I and functional HDL cholesterol significantly. These development milestones for RVX-208 resulted in our first clinical candidate which has recently completed Phase 1a. Although the Phase 1a study was a safety, tolerability and pharmacokinetics trial, we were very pleased to see initial proof-of-concept in humans, showing consistent improvements of key biomarkers for the RCT (reverse cholesterol transport) pathway. Given these results demonstrate a similar pattern from the non human primate studies we are encouraged we will see additional improvements in these biomarkers longer range trials upcoming trials in fiscal 2009.

Our competitors in the field of HDL therapy witnessed disappointing clinical trial results reinforcing new key findings that the industry has learned; the need to develop products that target reverse cholesterol transport (RCT) via the production of ApoA-I and functional HDL particles. For Resverlogix, this reinforces the importance of our ability to demonstrate that we are influencing functional HDL via the ApoA-I pathway.

This has been a pivotal year for our science. We have moved closer in achieving our mission with the rapid advancement of our lead drug candidate, RVX-208, into human trials. We continue to move forward planning our Phase 1b/2a trial for the fall of 2008 with an expected completion in the first half of 2009. Following this trial we expect to commence a Phase 2b IVUS proof-of-concept (POC) and vessel imaging trial with the Cleveland Clinic to measure atherosclerosis stabilization and regression. The IVUS uses a technique that directly measures the amount of plaque in the coronary arteries and will be conducted in numerous clinical research centers with an expected commencement towards the end of 2009. Our NexVas PR discovery program has produced numerous follow-on compounds with potent effects on ApoA-I in-vitro. We are currently planning to introduce one of these follow-on compounds as an IND candidate early next year. We also have made great progress in our NexVas Vascular Inflammation (VI) program with many interesting potential therapeutic targets being validated through animal models. As a leader in ApoA-I/HDL field, we continue to focus on our primary objective which is to improve the quality and longevity of patients' who suffer the grievous burden of cardiovascular disease. This year also saw the expansion into key research areas with high unmet medical need such as Alzheimer's disease. The Company intends to expand on its collaboration with Dr. Larry Sparks and Sun Health Research Institute and other potential partners to develop this program further in the coming year.

We continue our partnering efforts with numerous leading global pharmaceutical organizations. Our product life cycle strategy for NexVas PR continues to expand and offer broad commercial pipeline opportunities for a pending pharmaceutical partner. Moving forward through clinical development and expanding market life cycle opportunities provides our technologies with accreted value and greater market potential for both our shareholders and a potential pharmaceutical partner.

RISKS AND UNCERTAINTIES

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry. Accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's

Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty

The Company is in an early stage of development, which may require significant additional investment for research and development, scale-up manufacturing, clinical testing, and regulatory submissions of product candidates prior to commercialization. There can be no assurance that any such products will actually be developed. A commitment of substantial time and resources is required to conduct research and clinical trials if the Company is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether our products will achieve market acceptance, or if our investment in any such products will be recovered through sales or royalties.

In addition, products may cause undesirable side effects. Results of early preclinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. If regulatory authorities do not approve the products or if regulatory compliance is not maintained, the Company would have limited ability to commercialize our products, and our business and results of operations would be harmed. The Company may fail to develop any products, to obtain regulatory approvals, to enter clinical trials, or to commercialize any products.

Lack of Product Revenues and History of Losses

To date, the Company has not recorded any revenues from the sale of biopharmaceutical products, but has accumulated net losses of $78,544,042 to April 30, 2008. Losses are expected to increase in the near term as the Company continues its product development efforts, enter clinical trials and seek regulatory approval for the sale of our product for the treatment of atherosclerosis and cardiovascular disease. The Company expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations. Quarter to quarter fluctuations in revenues, expenses and losses are also expected. The Company is unable to predict the extent of any future losses or when the Company will become profitable, if ever. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on an ongoing basis.

Scientific and Clinical Timelines on Price of Securities

For planning purposes, we estimate and may disclose timing of a variety of clinical, regulatory and other milestones, such as when we anticipate filing an investigational new drug (IND) application, or when a certain drug may enter the clinic, or when we anticipate completing a clinical trial. We base our estimates on present facts and a variety of assumptions. Many underlying assumptions are outside our control. If we do not achieve milestones in accordance with our investors' expectations, the price of our securities would likely decrease.

Review of Strategic Alternatives

The Company is reviewing the potential partnering of its technology to a leading life-sciences company. The evaluation is focused on reviewing what steps should be taken by the Company to secure the best possible strategic agreement regarding the Company's technologies. The Company has not set a definitive timetable for completion of its evaluation. There can be no assurances that the evaluation process with any potential life-sciences partner will result in any specific transaction that will be acceptable to the Company.

Financing Impact on Operations

As of April 30, 2008, the Company had outstanding face value CAD $19,091,156 of convertible debentures. The amount and the terms of the convertible debentures and other financial obligations could have important consequences for our operations. For example:

- We could increase our vulnerability to general adverse economic condition and industry conditions that could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;
- We may we required to dedicate a substantial portion of our cash flow to the payment of principal and interest on the debentures, thereby reducing funds available to the Company for operations and any future business opportunities;
- We may limit our planning flexibility for, or ability to react to, changes in business plans or industry conditions;
- We may be placed at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

The January 2007 convertible debentures contain an adjusting interest rate based on the trading price of the Company's share and carry a range of 10%-15% that once adjusted can not be subsequently reduced. As of July 28, 2008, the rate of interest on the debenture financing is 12%. If the interest rate increases, the Company may not be able to meet its debt service obligations without issuing additional common shares.

The June 2007 convertible debentures which were subsequently amended on August 31, 2007 contain certain provisions which provide the holders with a once monthly 5% put option of principal amount at issuance. The put option provides the holder with the ability to request a portion of the principal to be repaid for cash, shares or some combination thereof. The Company has the option to pay the put obligation with shares if the Company maintains a closing bid price per common share equal to or greater than $4.00 and the Company's trading dollar volume is at least $250,000 for no less than 10 of 20 consecutive trading days prior to the exercise of the put. The monthly put options are cumulative (if previous monthly put options are not exercised) but at no time can the holder request any amount in cash greater than the once monthly put option of 5% of the original principal amount. If a put option is exercised and the obligation is satisfied with common shares, the number of shares issued will be based the lesser of (i) the volume weighted average price for the 5 consecutive trading days preceding the put date and (ii) the $8.76 per common share conversion price.

As of July 28, 2008, no put options have been exercised. The maximum monthly cash obligation under the put option assuming all holders issue a put in a given month is $1.1 million U.S. plus any accrued unpaid interest. If the debt holders exercise the put options, the financial obligations could impact the ability of the Company to fund its operations. For example:

- Put options involving cash could draw a substantial portion of available cash and thereby reduce our ability to funds operations
- Put options involving cash could impact the available cash required under the financing covenants as described in "Financing Covenants Governing Debentures".
- Put options and cumulative put options involving shares that are exercised below the conversion price will result in additional shares being issued than originally anticipated resulting in additional dilution for shareholders.

Future sales of substantial amounts of our common stock from these debentures in the public market, or the perception that such sales could occur, could adversely affect trading prices of our securities.

Financing Covenants Governing Debentures

Our financing contains certain covenants that could impair the Company' ability to take advantage of certain business opportunities that would be advantageous to the Company. The amended debenture contains certain covenants that among other things, limit our ability and the ability of our subsidiary to:

- Issue or incur new debt, excluding certain permitted debt, without offering to repurchase some portion of the debenture at the debt holder discretion.
- Company shall at all times have Available Cash of at least (i) $20,000,000 as of December 31, 2007; (ii) $15,000,000 as of March 30, 2008; (iii) $10,000,000 as of June 30, 2008; and (iv) $10,000,000 as of September 30, 2008, unless the outstanding principal and accrued interest is less than these values. – these are only applicable to the August 31, 2007 amendment of the June 2007 financing.
- Issue additional equity instruments such as common shares, options, convertible debt at a purchase price per share less than the conversion price then in effect. Any such issuance less than the conversion price in effect would result in the re-pricing of the conversion price to the new effective price.
- Issue additional new securities without offering 50% of the offered securities to the existing debenture holders.
- Purchase or redeem our capital stock
- Sell or otherwise dispose of assets

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our industry or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

Financing Requirements and Access to Capital

The Company will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Based on our current understanding of expected expenditures, we believe we will require additional funding in the next fiscal year to continue to develop our clinical and discovery programs. The Company may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to the Company and which would foster successful commercialization of the products. Our future capital requirements will depend on many factors, such as the following:

- Establishing and maintaining collaborative partnering relationships;
- Continued scientific progress in our research, drug discovery and developmental programs;
- The size of our programs and progress with preclinical and clinical programs;
- Time and costs involved in obtaining regulatory approvals;
- Impact of the potential exercise of put and conversions from the convertible debt financing; and
- Competing technological and market developments, including the introduction by others of new therapies in our market; and
- General condition and availability of capital in the equity markets for biotechnology companies.

In addition, the current debenture holders have rights to 50% of any new capital which could be a deterrent for other potential investors to provide additional financing. In addition, if debt financing is provided, the current convertible debt holders have a right, at their option, to require the Company to repurchase all or a portion of their notes, which may discourage future debt financing. No such provision exists for any equity financing.

Provisions also exist within the current debenture holders agreement to provide special anti-dilution adjustments which would reduce the price of the existing securities if the Company issues additional common shares or financial instruments that can be converted to common shares below the then applicable conversion price. This could also serve as a deterrent to potential future investors.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results

Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. If the Company's stock price continues to be highly volatile, it may make it difficult for investors to liquidate their investment and could increase your risk of suffering a loss. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by the Company or competitors, results of clinical testing, partnering activities, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations. During the 12 month preceding April 30, 2008, the market price of our common stock ranged from $7.01 to $22.88 per share. The stock price may continue to be subject to significant price and volume fluctuations in the future. Resulting fluctuations below the conversion prices on the convertible debt financing could have an adverse affect on the Company's cash flow or a dilution of ownership from the issuance of common stock, if the holders of the debt choose to exercise conversion or puts on the debt at such a time where the Company's shares are trading on the stock market below the conversion prices then in effect. Such an action would obligate the Company to pay interest to maturity of the Convertible Debt in the form of cash, common stock or a combination thereof. The Company has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

U.S. Investors Civil Liabilities

The Company was formed under the laws of Alberta, Canada. Some of the members of the board of directors and officers are residents of countries other than the U.S. As a result, it may be impossible for U.S. investors to affect service of process within the U.S. upon the Company or these persons or to enforce against the Company or these persons any judgments in civil and commercial matters, including judgments under U.S. federal or state securities laws. In addition, a Canadian court may not permit U.S. investors to bring an original action in Canada or to enforce in Canada a judgment of a state or federal court in the U.S.

Patents and Proprietary Technology

The Company's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed and that the Company will develop additional proprietary products that are patentable, that issued patents will provide any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the products, or design around the products patented by the Company. In addition, the Company may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Company. If such licenses are not obtained it could encounter delays in introducing one or more of its products to the market, while it attempts to design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties. Such disputes could involve arbitration, litigation or proceedings declared by the United Patent and Trademark Office or International Trade Commission or other foreign patent authorities. Intellectual property litigation can be extremely expensive, and this expense, as well as other consequences should the Company not prevail, could seriously harm our business.

Until such time, if ever, that patent applications are filed and or approved, the ability of the Company to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While procedures have been adopted to protect the confidentiality of its technology through signed invention and service agreements, no assurance can be given that such arrangements will be effective, that third parties will not gain access to trade secrets or disclose the technology, or that the Company can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others

The Company's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. The Company entered into an exclusive licensing arrangement with Medtronic Inc. ("Medtronic"), a major medical technology devices company. The Company is eligible to receive certain payments upon successful completion of predefined milestones and would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license agreement. The Company intends to attract other corporate partners and enter into additional research collaborations. There can be no assurance, however, that such collaborations will be established on favourable terms, if at all, or that its current Medtronic agreement or future collaborations will be successful. In particular, recent failures in HDL cholesterol therapies may negatively impact our potential partners' willingness to enter into partnering agreements due to the potential risks in the cholesterol market and the high clinical costs to bring such drugs to market. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

The licensing agreement with Medtronic would give them exclusive, worldwide rights to develop and commercialize its ReVas™ technology. Should Medtronic or any other collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which the Company have rights, the business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Furthermore, the Company will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to the Company. The Company may negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. The Company will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Damages resulting from claims from former Employers

Many of the Company's employees were previously employed at universities or other biotechnology or pharmaceutical companies, including competitors or potential competitors. The Company could be subject to claims that these employees or the Company have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. In many cases, litigation may be necessary to defend against these claims such as the dispute that involved the University of Calgary, Dr Norman Wong, one of the Company's co-founders, and Resverlogix Corp. Although this dispute was settled with no compensatory damages or ongoing claims against the Company's intellectual property, no guarantees exist that such claims from other companies or institutions could be brought against the Company.

Even if the Company is successful in defending against these claims as was the case noted above, litigation could result in substantial costs and be a distraction to management. If the Company fails in defending such claims, in addition to paying money claims, the Company may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent the ability to commercialize certain product candidates, which could severely harm our business.

Rapid Technological Change

The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render the products or technologies noncompetitive, or that the Company will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired therapeutic effect and could be more effective and less costly than the products to be developed by the Company. In addition, alternative forms of medical treatment may be competitive with the Company's products.

Competition

Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase, in particular in the market for therapeutic products to treat, mitigate or prevent cardiovascular disease. Many potential competitors may have substantially greater product development capabilities or financial, scientific, marketing and human resources exceeding those of the Company. Moreover, competitors may develop products more quickly and obtain regulatory approval for such products more rapidly, or develop products which are more effective than those which the Company intends to develop. Research and development by others may render the Company's technology or products obsolete or noncompetitive or produce treatments or cures superior to any therapy developed or to be developed by the Company.

Government Regulations and Regulation of Drug and Product Approval

Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of products is governed by numerous statutes and regulations in the United States, Canada and other countries. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling. The process of obtaining necessary regulatory approvals is lengthy, expensive and uncertain. The Company or our collaborators may fail to obtain the necessary approvals to commence or continue preclinical or clinical testing including our drug RVX-208 or to manufacture or market our potential products in reasonable time frames, if at all. In addition, governmental authorities in Canada, the United States, or other countries may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which the Company operates or the development of any products that may be developed. Many of the products and processes that are being currently developed require significant development, testing and the investment of significant funds prior to their commercialization. There can be no assurance that RVX-208 or any other drugs will actually be developed to a commercial level. Completing clinical testing through late stage trials and obtaining required approvals is expected to take several years and to require the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by the Company or by the FDA/TPD if it is determined at any time that the subjects or patients are being exposed to unacceptable risks. No assurance can be given that RVX-208 or any of the other product candidates will prove to be safe and effective in clinical trials or that the Company will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed or may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

Delay or Abandonment of the Commercialization of Drugs under Development

Drug discovery and development has inherent risk and the historical failure rate is high. Although cardiovascular drugs have experienced higher approval rates than other treatments, recent failures in the HDL cholesterol market by some of our competitors has highlighted the risk of these types of therapies. If the Company cannot demonstrate that our drugs, including RVX-208, are safe and effective for human use, we may need to abandon one or more of our drug development programs.

In addition, successful results in preclinical or early human clinical trials, including the recently announced Phase 1a results for RVX-208, may not predict the results of late-stage clinical trials. There are a number of factors that could cause a clinical trail to fail or be delayed including:

- the clinical trials may produce negative or inconclusive results
- the regulators may require that we hold, suspend or terminate clinical research for noncompliance with regulatory requirements;
- we, our potential partners, the FDA or foreign regulatory authorities could suspend or terminate a clinical trial due to adverse side affect of a drug on subjects or patients in the trial;
- we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials;
- enrollment in our clinical trials may be slower than we currently anticipate;
- the cost of our clinical trials may be greater than we anticipate; and
- the supply or quality of our drugs or other materials necessary to conduct our clinical trials may be insufficient, inadequate or delayed.

If any of our drugs in clinical studies, including RVX-208, do not show sufficient efficacy in patients with the targeted indication, it could negatively impact our development and commercialization or partnership plans goals for this and other drugs and our stock price could decline.

Dependence on Key Personnel

The Company depends on certain members of its management and scientific staff and the loss of services of one or more of whom could adversely affect the operations, research and development. The Company does not have employment agreements with any of its senior executive officers that would prevent them from leaving the Company. In addition, the Company's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that the Company will be able to successfully attract and retain skilled and experienced personnel. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

Dependence on Third Party Clinical Research Organizations

We depend on independent clinical investigators, contract research organizations and other third party service providers in the conduct of our clinical trials for our drugs and expect to continue to do so in the future. We rely heavily on these parties for successful execution of our clinical trials, but do not control many aspects of their activities. For example, the investigators are not our employees. However, we are responsible for ensuring that each of our clinical trial is conducted in accordance with the general investigational plan and protocols of the trial. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements. The failure of these third parties could delay or prevent the development, approval and commercialization of our drugs, including RVX-208.

Status of Healthcare Reimbursement

The ability to successfully market certain therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. Recent issues with other therapies in the cardiovascular market have increased the scrutiny under what will be reimbursed in the future and will be strongly linked to effective and safe drugs over the current standard of care with statin therapy.

In addition, the pricing of drug therapies has come under significant pressure with government authorities and private health insurers especially in the United States where healthcare costs are some of the highest in the world. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow the Company to realize an acceptable return on its investment in product development.

Potential Clinical and Product Liability

The Company has entered into human clinical trials that involve inherent risks in the testing of unproven products. A large portion of the risk is mitigated through the highly regulated approval process within the clinical laboratory, as well as clinical insurance coverage, but a certain level of risk remains. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to the Company, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the continuation of clinical trials and the commercialization of potential products in the future. A product liability claim brought against the Company or withdrawal of a product from the market at a future date, could have a material adverse effect upon the Company and its financial condition.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Kelly McNeill, Chief Financial Officer of ResVerlogiX Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ResVerlogiX Corp. (the issuer) for the period ending April 30, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 28, 2008

(signed) *"Kelly McNeill"*
Kelly McNeill
Chief Financial Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Donald J. McCaffrey, President and CEO of ResVerlogiX Corp., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ResVerlogiX Corp. (the issuer) for the period ending April 30, 2008;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 28, 2008

(signed) *"Donald J. McCaffrey"*
Donald J. McCaffrey
President and Chief Executive Officer

END